Schneider Electric



August 1st, 2007

**SECURITIES AND EXCHANGE COMMISSION**
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706



Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders: .

- Interim report (Annex 1),

Press release:
- New organization for Schneider Electric's human resources (Annex 2),
- Schneider Electric acknowledges the conviction of the European Commission by the Curt of First Instance in Luxembourg (Annex 3),
- Schneider Electric further expands its Building Automation offering with the acquisition of Pelco, a worldwide leader of video security (Annex 4),
- Strong growth in earnings in first-half 2007 and a very promising start for the APC-MGE business unit (Annex 5),

Miscellaneous:
- Pelco acquisition, August 1st, 2007 (Annex 6),
- 2007 half-year results, August 1st, 2007 (Annex 7).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Merlin Gerin
Square D
Telemecanique

**Schneider Electric SA**
Société anonyme à directoire et conseil de surveillance au capital de 1 961 285 360 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574



Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON




# Interim Report

## Six months ended June 30, 2007

**Consolidated Financial Statements**
**Notes to the Consolidated Financial Statements**
**Business Review**


Merlin Gerin
Square D
Telemecanique


Schneider
Electric
Building a New Electric World

## Consolidated Statement of Income

*(in millions of euros except for earnings per share)*

| | | First half 2007 | First half 2006 | Full year 2006 |
|---|---|---|---|---|
| **Revenue** | *(note 12)* | **8,254.1** | **6,586.2** | **13,729.7** |
| Cost of sales | | (4,876.4) | (3,832.4) | (8,050.6) |
| **Gross profit** | | **3,377.7** | **2,753.8** | **5,679.1** |
| Research and development expenses | | (204.1) | (153.2) | (324.4) |
| Selling, general and administrative expenses | | (1,936.4) | (1,578.0) | (3,220.0) |
| Other operating income and expenses | *(note 13)* | (62.3) | (68.7) | (116.0) |
| **EBITA (*)** | *(note 12)* | **1,174.9** | **953.9** | **2,018.7** |
| Amortization and impairment of acquisition-related intangible assets | | (26.6) | (9.7) | (18.0) |
| **Operating profit** | | **1,148.3** | **944.2** | **2,000.7** |
| Finance costs, net | | (114.7) | (53.9) | (104.0) |
| Other financial income and expenses | | 7.4 | (4.4) | (16.9) |
| **Finance costs and other financial income and expense, net** | *(note 14)* | **(107.3)** | **(58.3)** | **(120.9)** |
| Share of profit (losses) of associates | | 0.3 | 0.0 | 1.9 |
| **Profit before tax** | | **1,041.3** | **885.9** | **1,881.7** |
| Income tax expense | *(note 15)* | (292.4) | (263.9) | (535.1) |
| **Profit for the period** | | **748.9** | **622.0** | **1,346.6** |
| - Attributable to equity holders of the parent | | 729.4 | 603.7 | 1,309.4 |
| - Attributable to minority interests | | 19.5 | 18.3 | 37.2 |
| Basic earnings per share (in euros) | | 3.16 | 2.75 | 5.95 |
| Diluted earnings per share (in euros) | | 3.13 | 2.72 | 5.90 |

* EBITA (Earnings Before Interests Taxes and Amortization of purchase accounting intangibles)
Effective January 1, 2007, the Group adopted a new presentation for operating performance that separates out amortization and impairment of intangible assets recognized in business combinations. The 2006 data has been adjusted to allow meaningful comparison (note 1.2).

*The accompaying notes are an integral part of the consolidated financial statements.*

## Consolidated Statement of Cash Flows

| *(in millions of euros)* | | First half 2007 | First half 2006 | Full year 2006 |
|---|---|---|---|---|
| **I - Cash flows from operating activities:** | | | | |
| Profit attributable to equity holders of the parent | | 729.4 | 603.7 | 1,309.4 |
| Minority interests | | 19.5 | 18.3 | 37.2 |
| Share of (profit)/losses of associates, net of dividends received | | (0.3) | - | (1.9) |
| *Adjustments to reconcile net profit to net cash provided by operating activities:* | | | | |
| Depreciation of property, plant and equipment | | 158.5 | 135.8 | 282.1 |
| Amortization of intangible assets | | 79.4 | 56.0 | 110.4 |
| Losses on non-current assets | | 8.6 | 30.7 | 32.2 |
| Increase/(decrease) in provisions | | (11.1) | 31.3 | 80.7 |
| Change in deferred taxes | | 36.1 | 44.7 | 99.0 |
| Losses/(gains) on disposals of assets | | 0.7 | 0.4 | (38.0) |
| Other* | | 12.0 | 2.8 | 10.2 |
| **Net cash provided by operating activities before changes in operating assets and liabilities** | | **1,032.8** | **923.7** | **1,921.3** |
| (Increase)/decrease in accounts receivable | | (441.7) | (269.5) | (255.8) |
| (Increase)/decrease in inventories and work in process | | (132.9) | (208.3) | (382.5) |
| Increase/(decrease) in accounts payable | | 119.8 | 91.6 | 225.0 |
| Change in other current assets and liabilities | | (3.6) | 0.9 | 79.9 |
| **Change in working capital requirement** | | **(458.4)** | **(385.3)** | **(333.4)** |
| | **Total I** | **574.4** | **538.4** | **1,587.9** |
| **II - Cash flows from investing activities:** | | | | |
| Purchases of property, plant and equipment | | (198.5) | (169.1) | (330.1) |
| Proceeds from disposals of property, plant and equipment | | 15.3 | 26.0 | 76.6 |
| Purchases of intangible assets | | (113.5) | (111.8) | (225.4) |
| Proceeds from disposals of intangible assets | | 0.2 | - | (2.0) |
| (Decrease)/increase in advances to suppliers of fixed assets | | (1.2) | 5.6 | - |
| **Net cash used by investment in operating assets** | | **(297.7)** | **(249.3)** | **(480.9)** |
| Purchases of financial investments - net (note 2) | | (4,356.5) | (559.4) | (897.8) |
| Purchases of other long-term investments - net | | (174.6) | 180.7 | 163.1 |
| Increase in long-term pension assets | | (3.0) | (3.3) | (19.6) |
| **Sub-total** | | **(4,534.1)** | **(382.0)** | **(754.3)** |
| | **Total II** | **(4,831.8)** | **(631.3)** | **(1,235.2)** |
| **III - Cash flows from financing activities:** | | | | |
| Issuance of long-term debt | | 3,420.9 | - | 996.8 |
| Repayment of long-term debt | | (1,031.1) | (72.2) | (148.7) |
| Sale/(purchase) of treasury shares | | (3.8) | 53.4 | 52.9 |
| Increase/(reduction) in other financial debt | | 0.4 | 136.9 | 298.5 |
| Issuance of shares | | 1,056.6 | 30.0 | 76.5 |
| Dividends paid: Schneider Electric SA | | (667.8) | (493.0) | (502.6) |
| Minority interests | | (21.0) | (12.7) | (14.6) |
| | **Total III** | **2,754.2** | **(357.6)** | **758.8** |
| **IV - Net effect of exchange rate:** | **Total IV** | **37.0** | **30.7** | **11.5** |
| **Net increase/(decrease) in cash and cash equivalents: I + II + III + IV** | | **(1,466.2)** | **(419.8)** | **1,123.0** |
| Cash and cash equivalents at beginning of period | | 2,426.2 | 1,303.3 | 1,303.0 |
| Increase/(decrease) in cash and cash equivalents | | (1,466.2) | (419.8) | 1,123.0 |
| **Cash and cash equivalents at end of period** | *note 9* | **960.0** | **883.5** | **2,426.2** |

* Includes the expense calculated on stock option and employee share purchase plans (€26 million in first half 2007, €10 million in first-half 2006 and €21 million in full-year 2006).

*The accompanying notes are an integral part of the consolidated financial statements.*

# Consolidated Balance Sheet

*(in millions of euros)*

| ASSETS | | June 30, 2007 | Dec. 31, 2006 |
|---|---|---|---|
| **Non-current assets:** | | | |
| Goodwill, net | *(note 3)* | 8,607.8 | 6,185.7 |
| Intangible assets, net | *(note 4)* | 2,953.3 | 1,493.1 |
| Property, plant and equipment, net | *(note 4)* | 1,849.6 | 1,615.1 |
| Assets held for sale | *(note 4)* | 6.5 | 6.4 |
| Total tangible and intangible assets | | 4,809.4 | 3,114.6 |
| Investments in associates | | 10.7 | 10.2 |
| Available-for-sale financial assets | *(note 5)* | 329.4 | 315.7 |
| Other financial assets | *(note 5)* | 80.1 | 114.2 |
| Total non-current financial assets | | 409.5 | 429.9 |
| Deferred tax assets | | 659.2 | 672.8 |
| **Total non-current assets** | | **14,496.6** | **10,413.2** |
| **Current assets:** | | | |
| Inventories and work in process | | 2,633.7 | 2,055.9 |
| Trade accounts receivable | | 3,584.4 | 2,882.8 |
| Other receivables and prepaid expenses | | 1,149.2 | 994.8 |
| Current financial assets | *(note 5)* | 282.3 | 73.5 |
| Cash and cash equivalents | *(note 9)* | 1,079.4 | 2,544.1 |
| **Total current assets** | | **8,729.0** | **8,551.1** |
| **Total assets** | | **23,225.6** | **18,964.3** |

*The accompanying notes are an integral part of the consolidated financial statements.*

# Consolidated Balance Sheet

*(in millions of euros)*

| LIABILITIES AND EQUITY | | June 30, 2007 | Dec. 31, 2006 |
|---|---|---|---|
| **Equity** | *(note 6)* | | |
| Share capital | | 1 942,3 | 1 821,6 |
| Share premium account | | 5 057,5 | 4 121,0 |
| Retained earnings and other reserves | | 3 099,4 | 2 925,9 |
| Translation reserve | | (340,5) | (152,0) |
| **Equity attributable to equity holders of the parent** | | **9 758,7** | **8 716,5** |
| Minority interests | | 122,7 | 121,6 |
| **Total equity** | | **9 881,4** | **8 838,1** |
| **Long-term provisions** | | | |
| Provisions for pensions and other post-employment benefits | *(note 7)* | 1 147,8 | 1 159,0 |
| Provisions for contingencies | *(note 8)* | 254,6 | 283,1 |
| Total long-term provisions | | 1 402,4 | 1 442,1 |
| **Non-current liabilities** | | | |
| Ordinary and convertible bonds | *(note 9)* | 3 347,1 | 3 237,9 |
| Other long-term debt | *(note 9)* | 215,1 | 219,2 |
| Total non-current financial liabilities | | 3 562,2 | 3 457,1 |
| Deferred tax liabilities | | 752,0 | 305,3 |
| Other non-current liabilities | *(note 11)* | 9,4 | 90,2 |
| **Total non-current liabilities** | | **5 726,0** | **5 294,6** |
| **Current liabilities** | | | |
| Trade accounts payable | | 2 242,6 | 1 948,5 |
| Accrued taxes and payroll costs | | 1 228,5 | 1 206,5 |
| Short-term provisions | *(note 8)* | 314,6 | 286,7 |
| Other current liabilities | | 659,5 | 505,3 |
| Short-term debt | *(note 9)* | 3 173,0 | 884,6 |
| **Total current liabilities** | | **7 618,2** | **4 831,6** |
| **Total equity and liabilities** | | **23 225,6** | **18 964,3** |

*The accompanying notes are an integral part of the consolidated financial statements.*

## Consolidated Statement of Changes in Equity and Minority Interests

*(in millions of euros except for number of shares)*

| | Number of shares (thousands) | Share capital | Share premium account | Retained earnings | Treasury stock | Other reserves *(Note 6)* | Translation reserve | Equity attributable to equity holders of the parent | Minority Interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **January 1, 2006** | **226,619.2** | **1,813.0** | **4,069.0** | **2,399.6** | **(338.6)** | **99.8** | **200.8** | **8,243.6** | **93.9** | **8,337.5** |
| Profit for the year | | | | 603.7 | | | | 603.7 | 18.3 | 622.0 |
| Valuation gains/(losses) taken to equity (Note 6) | | | | | | (3.4) | | (3.4) | | (3.4) |
| Exchange differences on translating foreign operations | | | | | | | (305.4) | (305.4) | (7.9) | (313.3) |
| *Total recognized income and expense for the period (comprehensive income)* | | | | 603.7 | | (3.4) | (305.4) | 294.9 | 10.4 | 305.3 |
| Excercise of stock options | 545.3 | 4.3 | 25.7 | | | | | 30.0 | | 30.0 |
| Dividends | | | | (493.0) | | | | (493.0) | (12.7) | (505.7) |
| Changes in treasury stock | | | | | 48.4 | | | 48.4 | | 48.4 |
| Stock options | | | | | 10.3 | | | 10.3 | | 10.3 |
| Other | | | | 14.3 | | | | 14.3 | 0.1 | 14.4 |
| **June 30, 2006** | **227,164.5** | **1,817.3** | **4,094.7** | **2,524.6** | **(279.9)** | **96.4** | **(104.6)** | **8,148.5** | **91.7** | **8,240.2** |
| | | | | | | | | | | |
| **January 1, 2007** | **227,698.3** | **1,821.6** | **4,121.0** | **3,200.2** | **(264.9)** | **(9.4)** | **(152.0)** | **8,716.5** | **121.6** | **8,838.1** |
| Profit for the year | | | | 729.4 | | | | 729.4 | 19.5 | 748.9 |
| Valuation gains/(losses) taken directly to equity (Note 6) | | | | | | 69.6 | | 69.6 | | 69.6 |
| Exchange differences on translating foreign operations | | | | | | | (188.5) | (188.5) | 2.0 | (186.5) |
| *Total recognized income and expense for the period (comprehensive income)* | | | | 729.4 | | 69.6 | (188.5) | 610.5 | 21.5 | 632.0 |
| Issuance of shares | 13,413.0 | 107.3 | 861.9 | | | | | 969.2 | | 969.2 |
| Exercise of stock options | 1,674.0 | 13.4 | 74.6 | | | | | 88.0 | | 88.0 |
| Dividends (1) | | | | (670.5) | | | | (670.5) | (21.0) | (691.5) |
| Change in treasury stock | | | | | 5.4 | | | 5.4 | | 5.4 |
| Stock options | | | | | 13.0 | | | 13.0 | | 13.0 |
| Other (2) | | | | 15.2 | 11.4 | | | 26.6 | 0.6 | 27.2 |
| **June 30,2007** | **242,785.3** | **1,942.3** | **5,057.5** | **3,274.3** | **(235.1)** | **60.2** | **(340.5)** | **9,758.7** | **122.7** | **9,881.4** |

(1) Of which €667.8 millions paid to Schneider Electric SA shareholders on June 30, 2007.
(2) Of which €12 million in connection with the employee share purchase plan and €5.6 million from reclassification of capital gains on own shares.

*The accompanying notes are an integral part of the consolidated financial statements.*

# Notes to the Consolidated Financial Statements

*All amounts in millions of euros unless otherwise indicated.*
*The accompanying notes are an integral part of the consolidated financial statements.*

## Note 1 - Summary of significant accounting policies

### 1.1 Accounting standards and basis of preparation

The interim consolidated financial statements have been prepared in compliance with the international accounting standards adopted by the European Union as of June 30, 2007. These include International Financial Reporting Standards (IFRSs), International Accounting Standards (IASs) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

The condensed consolidated financial statements for the six months ended June 30, 2007 have been prepared in accordance with IAS 34 – *Interim Financial Reporting*. The same accounting and calculation methods were used as for the consolidated financial statements for the year ended December 31, 2006, with the exception of the following standards, amendments and interpretations adopted by the European Union in the first half of 2007 that did not have an impact on the Group's accounts:

- IFRS 7 – *Financial instruments: disclosures*
- IAS 1 – *Presentation of financial statements : Capital disclosures*
- IFRIC 7 – *Applying the restatement approach under IAS 29 Financial Reporting in hyperinflationary economies*
- IFRIC 8 – *Scope of IFRS 2*
- IFRIC 9 – *Reassessment of embedded derivatives*
- IFRIC 10 – *Interim Financial Reporting and Impairment*

The interim consolidated financial statements should be read in conjunction with the 2006 annual consolidated financial statements included in the Annual Report filed with the French securities regulator (AMF) under no. D07-223, except as regards the following differences in accounting treatment between the annual and interim financial statements:

➢ **Seasonal variations**

Seasonal variations can affect the level of revenue from one quarter to another. For this reason, the interim financial results are not necessarily indicative of the Group's expected full-year performance.

➢ **Income tax expense**

Current and deferred taxes for interim periods are calculated by applying the estimated average effective tax rate for the current year to pre-tax profit for the period.

### 1.2 Change in presentation

The Group has decided to use a new indicator to measure performance (EBITA – Earnings Before Interests Taxes and Amortization of purchase accounting intangibles) that excludes the impact of intangible assets recognized in a business combination in accordance with IFRS 3. It has therefore aligned the financial terms in external communication with those used to track operating performance internally.

EBITA corresponds to operating profit before amortization and impairment of acquisition-related intangible assets and before goodwill impairment. The intangible assets in question are generally valued by outside experts and primarily comprise trademarks, patents, technologies, customer lists and distribution networks, which are amortized on a straight-line basis over their useful life and tested for impairment in accordance with IAS 36. Acquired trademarks generally have an indefinite life and are not amortized.

To allow meaningful comparison, the presentation of data for 2006 has been modified as follows:

| | Statement of Income New Presentation | | Statement of Income As Reported | |
|---|---|---|---|---|
| | First half 2006 | Full year 2006 | First half 2006 | Full year 2006 |
| **Revenue** | **6,586.2** | **13,729.7** | **6,586.2** | **13,729.7** |
| Cost of sales | (3,832.4) | (8,050.6) | (3,832.4) | (8,050.6) |
| **Gross profit** | **2,753.8** | **5,679.1** | **2,753.8** | **5,679.1** |
| Research and development expenses | (153.2) | (324.4) | (154.0) | (327.6) |
| Selling, general and administrative expenses | (1,578.0) | (3,220.0) | (1,586.6) | (3,234.8) |
| Other operating income and expenses | (68.7) | (116.0) | (69.0) | (116.0) |
| **EBITA** | **953.9** | **2,018.7** | - | - |
| Amortization and impairment of acquisition-related intangible assets | (9.7) | (18.0) | | |
| **Operating profit** | **944.2** | **2,000.7** | **944.2** | **2,000.7** |

# Note 2 - Changes in the scope of consolidation

## 2.1 Additions and removals

The main changes in the scope of consolidation in the six months ended June 30, 2007 were as follows:

### ➢ Acquisitions

On February 14, 2007, the Group finalized the acquisition of American Power Conversion (APC) for around $6.1 billion. APC was consolidated as from February 15, 2007. The European Commission's competition authorities granted final clearance for this transaction pending the divestment of the Group's small UPS systems (less than 10kVA). This business should be divested by the end of 2007 (Note 17).

### ➢ Acquisitions in progress

On May 25, 2007 the Group signed an agreement to acquire Ritto GmbH & Co KG, a German firm that designs, manufactures and markets door stations and intercom systems for the residential and small tertiary buildings market. Ritto generated revenue of around €25 million in 2006.
The transaction had no impact on the first-half consolidated financial statements.

### ➢ Other changes

In the first half of 2007, the Group bought out the minority interests in MGE, raising its interest from 95.7% to 100%.

## 2.2 Impact of changes in the scope of consolidation

Changes in the scope of consolidation in 2006 and 2007 had the following impact on the interim consolidated financial statements:

➢ **Impact on revenue and profit**

| | First half 2006 | First half 2007 | | |
|---|---|---|---|---|
| | Reported | Excluding acquisitions | Contribution from acquisitions & disposals | Reported |
| Revenue | 6,586.2 | 7,267.8 | 986.3 | 8,254.1 |
| EBITA | 953.9 | 1,058.1 | 116.8 | 1,174.9 |
| *EBITA margin* | *14.5%* | *14.6%* | *11.8%* | *14.2%* |
| Operating profit | 944.2 | 1,048.9 | 99.4 | 1,148.3 |
| *Operating margin* | *14.3%* | *14.4%* | *10.1%* | *13.9%* |
| Profit for the period | 603.7 | 650.9 | 78.5 | 729.4 |

➢ **Impact on cash**

Changes in the scope of consolidation at June 30, 2007 reduced the Group's cash position by a net €4,356.5 million, as described below:

| | First half 2007 |
|---|---|
| Acquisitions | (4,352.8) |
| *Cash and cash equivalents paid* | *(4,793.8)* |
| *Cash and cash equivalents acquired* | *441.0* |
| Disposals | - |
| Other operations | (3.7) |
| **Net financial investments** | (4,356.5) |

## 2.3 APC acquisition – unaudited pro forma information

The pro forma income statement and balance sheet data presented below have been prepared as if the business combination between Schneider Electric and APC had taken place as of January 1, 2007.

Unaudited combined income statement data for the period ended June 30, 2007:

| | First half 2007 | | |
|---|---|---|---|
| | Schneider Electric IFRS | APC IFRS (6 months) | Schneider Electric + APC IFRS |
| Revenue | 7 521.3 | 936.8 | 8 458.1 |
| Gross profit | 3 079.7 | 369.9 | 3 449.6 |
| EBITA | 1 086.7 | 91.7 | 1 178.4 |
| **Operating profit** | **1 077.1** | **68.8** | **1 145.9** |

Integrating APC from February 15, 2006 to June 30, 2006, the revenues and EBITA for the first semester of 2006 would have been respectively €7,278 million and €997 million.

## Note 3 - Goodwill

### 3.1 Breakdown of goodwill

The main items of goodwill are as follows:

| | Year of acquisition | CGU (1) | juin 30, 2007 Net | Dec. 31, 2006 Net |
|---|---|---|---|---|
| APC | 2007 | CP | 2,479.4 | - |
| Square D Company | 1991 | (A) | 1,018.7 | 1,044.8 |
| Groupe Lexel | 1999 | EOD | 877.4 | 873.4 |
| TAC/ Andover/ Abacus/ Applied Control Tech. | 2003 to 2006 | BA | 593.4 | 605.8 |
| MGE UPS | 2000 to 2007 | CP | 567.3 | 545.5 |
| Telemecanique | 1988 | (A) | 462.6 | 462.6 |
| ABS | 2005 | BA | 113.8 | 113.9 |
| IBS | 2006 | BA | 174.7 | 197.2 |
| Juno Lighting Inc. | 2005 | NAOD | 293.6 | 301.0 |
| BEI Technologies | 2005 | CST | 276.1 | 283.1 |
| Clipsal | 2004 to 2006 | APOD | 288.1 | 278.0 |
| Crouzet Automatismes | 2000 | CST | 162.0 | 161.8 |
| Power Measurement Inc. | 2005 | PW | 141.4 | 145.0 |
| Positec | 2000 | EOD | 105.9 | 105.9 |
| Merlin Gerin | 1992 | (A) | 87.2 | 87.2 |
| Kavlico | 2004 | CST | 79.9 | 81.6 |
| OVA | 2006 | EOD | 80.0 | 80.0 |
| Digital Electronics | 2002 | APOD | 68.0 | 76.1 |
| Citect | 2006 | APOD | 59.3 | 67.2 |
| Elau | 2004 and 2005 | EOD | 55.6 | 55.6 |
| Federal Pioneer | 1990 | NAOD | 57.9 | 54.0 |
| Crydom | 2006 | CST | 42.8 | 43.9 |
| Infra + | 2000 to 2004 | EOD | 43.1 | 43.1 |
| Mita Holding | 1999 | EOD | 34.6 | 34.7 |
| PDL | 2001 | APOD | 34.9 | 32.8 |
| GET | 2006 | EOD | 33.1 | 31.6 |
| AEM | 2006 | EOD | 30.4 | 30.4 |
| Other subsidiaries (2) | | | 346.6 | 349.5 |
| **TOTAL** | | | **8,607.8** | **6,185.7** |

(1) Cash Generating Unit to which goodwill has been allocated.

*EOD: European Operating Division; NAOD: North American Operating Division; APOD: Asia-Pacific Operating Division*

*IOD: International Operating Division; PW: Power; CST: Customized Sensors & Technologies; BA: Building Automation; CP: Critical Power*

(2) Approximately 50 companies.

(A) Square D, Telemecanique and Merlin Gerin goodwill has been allocated on the basis of operating profit by region as of the acquisition date.

| | Europe | North America | Asia-Pacific | Rest of the world |
|---|---|---|---|---|
| Square D | 9% | 80% | 10% | 1% |
| Telemecanique | 71% | 0% | 20% | 9% |
| Merlin Gerin | 62% | 10% | 20% | 8% |

### 3.2 Changes in goodwill

The main movements during the period are summarized in the following table:

| | First half 2007 | 2006 | First half 2006 |
|---|---|---|---|
| **Net goodwill at opening** | **6,185.7** | **5,878.8** | **5,878.8** |
| Acquisitions | 2,671.2 | 727.7 | 406.8 |
| Disposals | - | (1.5) | - |
| Impairment | - | - | (0.3) |
| Translation adjustment | (212.3) | (323.8) | (245.9) |
| Reclassification / Allocation | (36.8) | (95.5) | (20.8) |
| **Net goodwill at period end** | **8,607.8** | **6,185.7** | **6,018.6** |
| **Cumulative Impairment** | **(8.9)** | **(8.4)** | **(8.7)** |

> **Acquisitions**

The main acquisition during the period was American Power Conversion (APC). Goodwill has been valued on the basis of provisional accounting. This initial allocation of the acquisition cost led to the recognition of intangible assets in an amount of around €1.5 billion, of which around €1 billion for the trademark and €0.5 billion for amortizable assets (customer lists, technology), and corresponding deferred tax liabilities in an amount of €0.4 billion. These assets will be amortized over a period of around 10 years. The Group has until February 14, 2008 to finalize allocation of the acquisition cost.

In accordance with Group policy, as described in the notes to the annual financial statements, goodwill is tested for impairment annually and whenever there is any indication that it may be impaired. There were no indication of impairment of goodwill at June 30, 2007.

> **Other changes**

Other changes primarily reflect the finalized calculation of IBS goodwill, which led to the recognition of contractual customer relationships in an amount of €25 million.

The main exchange rate fluctuations concerned goodwill in US dollars.

## Note 4 - Intangible assets and property, plant and equipment

Changes in intangible assets and property, plant and equipment over the six-month period were as follows:

| | Trademarks | Development projects (R&D) | Other intangible assets | Software | Property, plant and equipment | Total |
|---|---|---|---|---|---|---|
| **Gross Value** | | | | | | |
| **Dec. 31, 2006** | **765.7** | **314.5** | **495.6** | **438.0** | **4,660.6** | **6,674.4** |
| Acquisitions | | 58.8 | 44.6 | 10.1 | 198.5 | 312.0 |
| Disposals/scrapping | | | (2.9) | (7.2) | (93.9) | (104.0) |
| Translation adjustment | (28.0) | (3.8) | (18.9) | (1.6) | (19.5) | (71.8) |
| Reclassification | | 1.9 | (4.6) | 5.5 | 1.5 | 4.3 |
| Changes in scope of consolidation and other | 999.5 | 0.8 | 447.8 | 29.9 | 182.0 | 1,660.0 |
| **Juin 30, 2007** | **1,737.2** | **372.2** | **961.6** | **474.7** | **4,929.2** | **8,474.9** |
| **Accumulated amortization, depreciation and impairment** | | | | | | |
| **Dec. 31, 2006** | **(5.3)** | **(50.6)** | **(124.8)** | **(340.0)** | **(3,045.5)** | **(3,566.2)** |
| Allocation, depreciation and impairment | | (23.3) | (31.0) | (32.0) | (160.2) | (246.5) |
| Reversals | | | 1.2 | 8.5 | 75.7 | 85.4 |
| Translation adjustment | | 1.1 | 2.3 | 1.4 | 8.8 | 13.6 |
| Reclassification | | (1.0) | 1.0 | (1.5) | (2.0) | (3.5) |
| Changes in scope of consolidation and other | | (0.5) | | 2.1 | 43.6 | 45.2 |
| **Juin 30, 2007** | **(5.3)** | **(74.3)** | **(151.3)** | **(361.5)** | **(3,079.6)** | **(3,672.0)** |
| **Net Value** | | | | | | |
| **Dec. 31, 2006** | **760.4** | **263.9** | **370.8** | **98.0** | **1,615.1** | **3,108.2** |
| **Juin 30, 2007** | **1,731.9** | **297.9** | **810.3** | **113.2** | **1,849.6** | **4,802.9** |

In accordance with Group policy, as described in the notes to the annual financial statements, trademarks with indefinite useful lives are tested for impairment annually and whenever there is any indication that they may be impaired. There were no indications of impairment of trademarks at June 30, 2007.

As of June 30, 2007, costs totaling €27.9 million were capitalized in connection with an ongoing project to develop a Groupwide SAP configuration module. These on-going development costs, classified under "Software" in 2004 and 2005, were reclassified under "Other intangible assets" in 2006.

Assets held for sale, presented separately in an amount of €6.5 million, correspond to land and buildings that are expected to be sold in the second half of 2007. Reclassifications primarily correspond to assets put into use. They do not include the assets that will be sold during the divestment of the small UPS (less than 10kVA) business, as they are currently being valued.

# Note 5 - Financial assets

## 5.1 Available-for-sale financial assets

Available-for-sale financial assets, corresponding mainly to investments in non-consolidated companies, break down as follows:

| | | juin 30, 2007 | | | Dec. 31, 2006 |
|---|---|---|---|---|---|
| | % interest | Gross value | Revaluation/ impairment | Fair value | Fair value |
| **I. Listed available-for-sale financial assets** | | | | | |
| AXA | 0.52% | 101.5 | 212.1 | 313.6 | 300.5 |
| Gold Peak Industries Holding Ltd | 10.06% | 10.6 | (7.6) | 3.0 | 3.0 |
| Legrand | NS | 0.4 | - | 0.4 | 2.2 |
| Other listed AFS financial assets | - | 0.4 | - | 0.4 | 0.4 |
| **Total listed AFS financial assets** | | **112.9** | **204.5** | **317.4** | **306.1** |
| **II. Unlisted available-for-sale financial** | | | | | |
| Eb@se France (1) | 100.00% | 20.7 | (20.7) | - | 0.0 |
| Comipar | 4.15% | 16.4 | (16.4) | - | 0.0 |
| Thorsman Ireland (1) | 100.00% | 7.4 | (7.3) | 0.1 | - |
| Easy Plug SAS (1) | 50.00% | 8.8 | (8.8) | - | 0.0 |
| SE Venture | 100.00% | 6.6 | (6.6) | - | 0.0 |
| Simak (2) | 98.50% | 5.5 | (0.5) | 5.0 | 5.0 |
| Other unlisted AFS financial assets (3) | | 24.9 | (18.0) | 6.9 | 4.6 |
| **Total unlisted AFS financial assets** | | **90.3** | **(78.3)** | **12.0** | **9.6** |
| **Financial assets available for sale** | | **203.2** | **126.2** | **329.4** | **315.7** |

*(1) Deconsolidated - in liquidation.*
*(2) Dormant companies.*
*(3) Valued at less than €5 million each.*

Fair value corresponds to the closing quoted price for investments quoted in an active market and the carrying amount for unlisted investments.

## 5.2 Other non-current financial assets

| | June 30, 2007 | | | Dec. 31, 2006 |
|---|---|---|---|---|
| | Cost | Impairment | Net | Net |
| Restricted cash on Clipsal acquisition (1) | - | - | - | 47.0 |
| Receivables on investments and loans | 4.3 | (0.2) | 4.1 | 6.1 |
| Other | 81.8 | (5.8) | 76.0 | 61.1 |
| **Other non-current financial assets** | **86.1** | **(6.0)** | **80.1** | **114.2** |

(1) Restricted cash on the Clipsal acquisition, in an amount of €50.1 million as of June 30, 2007, has been reclassified under current assets.

### 5.3 Current financial assets

| | June 30, 2007 | Dec. 31, 2006 |
|---|---|---|
| Short-term investments | 254.7 | 48.2 |
| Pension assets | 27.6 | 25.3 |
| **Total current financial assets** | **282.3** | **73.5** |

## Note 6 - Shareholders equity

### 6.1 Share-based payment

A total of 1,674,012 Schneider Electric SA shares were issued during first half 2007 upon exercise of stock options, in an amount of €88 million. Based on the assumptions described in the notes to the 2006 consolidated financial statements, the amount recorded under "Selling, general and administrative expenses" and as an adjustment to treasury stock for stock option plans set up after November 7, 2002 totaled €13.0 million in first half 2007 (€10.3 million in first half 2006).

### 6.2 Worldwide Employee Stock Purchase Plan

As part of its commitment to employee share ownership, Schneider Electric gave its employees the opportunity to purchase shares at a price of €88.06 per share during the period. This represented a discount of 15% to the average price quoted for the share between May 3 and May 30, 2007.

Employees in countries that met legal and fiscal requirements had the choice between a nonleveraged and a leveraged plan. Under the nonleveraged plan, employees purchased Schneider Electric shares at a preferential price. Under the leveraged plan, a third-party bank topped up the employee's initial investment, essentially multiplying the amount paid by the employee. The total was invested in Schneider Electric shares at a preferential price. After a period of five years, the employee may withdraw a percentage of his or her gains, as long as his or her initial contribution remains invested in the plan.

The plan's cost has been measured taking into account the five-year lock-up period for the employee, in accordance with the recommendations of France's national accounting board (CNC). For the leveraged plan, the cost includes the implicit opportunity gain obtained by Schneider Electric in offering its employees institutional (rather than retail) prices for derivative instruments.

Employees subscribed 0.7 million shares under the nonleveraged plan and 1.7 million under the leveraged plan. The related cost recognized during the period was €2.4 million for the nonleveraged plan and €9.5 million for the leveraged plan. This cost was calculated on the basis of a risk-free interest rate of 4.47% and a 5.97% rate on five-year loans for general corporate purposes, resulting in a notional rate reflecting the lock-up period of 11.85%. The opportunity gain offered to employees investing in the leveraged plan was estimated at 2.54%.

The shares were issued in July 2007 (note 18) and are therefore not reflected in equity at June 30, 2007.

### 6.3 Other reserves

Changes in other reserves were as follows:

| | Gains and losses from remeasurement at fair value | | | Actuarial gains and losses | Total |
|---|---|---|---|---|---|
| | Currency instruments | Hedges of metal | Available-for-sale financial assets | | |
| **Dec. 31, 2006** | (136.1) | (3.0) | 161.1 | (31.4) | (9.4) |
| - Unrealized net gains (losses) on available-for-sale financial assets (1) | | | 8.6 | | 8.6 |
| - Net gains (losses) on currency instruments | 38.5 | | | | 38.5 |
| - Net gains (losses) on interest rate hedges | 6.1 | | | | 6.1 |
| - Net gains (losses) on hedges of metal purchases | | 3.2 | | | 3.2 |
| - Actuarial gains (losses) on post-employment benefits | | | | 6.6 | 6.6 |
| - Other | | | | | 6.6 |
| **juin 30, 2007** | **(91.5)** | **0.2** | **169.7** | **(24.8)** | **60.2** |

*(1) Of which €13.1 million in unrealized gains and a negative €4.5 million in deferred taxes.*

The above amounts are net of tax. The main changes for the period stemmed from differences in hedging instruments (note 10), reevaluation of AXA shares (note 5) and differences in actuarial gains and losses (note 7).

## Note 7 - Pensions and other post-employment benefit obligations

Changes in provisions for pensions and other post-employment benefit obligations were as follows:

| | Pensions and termination benefits | *Of which US plans* | Other post-employment and long-term benefits | *Of which US plans* | **Provisions for pensions and other post-employment benefits** |
|---|---|---|---|---|---|
| **Dec. 31, 2006** | **616.8** | ***30.2*** | **516.9** | ***445.4*** | **1,133.7 (*)** |
| Net cost recognized in the statement of income | 22.8 | *(2.8)* | 11.6 | *10.4* | 34.4 |
| Benefits paid | (20.4) | - | (11.2) | *(11.0)* | (31.6) |
| Plan participants' contributions | (15.6) | *(0.5)* | - | - | (15.6) |
| Actuarial gains and losses recognized in equity | (11.8) | - | - | - | (11.8) |
| Translation adjustment | (1.8) | *(0.8)* | (10.5) | *(11.0)* | (12.3) |
| Changes in the scope of consolidation | 16.0 | - | 3.7 | - | 19.7 |
| Other changes | 1.3 | - | 2.3 | *0.6* | 3.6 |
| **juin 30, 2007** | **607.3** | ***26.1*** | **512.8** | ***434.4*** | **1,120.1 (**)** |

* Including €25.3 million in pension assets recognized under "Current financial assets".

** Including €27.7 million in pension assets recognized under "Current financial assets".

The net cost recognized in operating profit for first half 2007 breaks down as follows:

| | First half 2007 | | | First half 2006 | | |
|---|---|---|---|---|---|---|
| | Pension and termination benefits | Other post-employment and long-term benefits | Total | Pension and termination benefits | Other post-employment and long-term benefits | Total |
| Service cost | 27.6 | 2.7 | 30.3 | 27.0 | 2.4 | 29.4 |
| Interest cost (discounting effect) | 45.6 | 10.6 | 56.2 | 45.0 | 12.4 | 57.4 |
| Expected return on plan assets | (50.5) | - | (50.5) | (52.0) | - | (52.0) |
| Past service cost | - | (1.7) | (1.7) | - | (1.8) | (1.8) |
| Curtailments and settlements | 0.1 | - | (0.1) | (0.3) | - | (0.3) |
| **Net cost recognized in the statement of income** | **22.8** | **11.6** | **34.4** | **19.7** | **13.0** | **32.7** |

# Note 8 - Provisions

| | Economic risks | Customer risks | Product risks | Environmental risks | Restructuring | Other risks | **Provisions** |
|---|---|---|---|---|---|---|---|
| **Dec. 31, 2006** | **160.9** | **56.8** | **145.4** | **43.8** | **84.6** | **78.3** | **569.8** |
| *Long-term portion* | *83.8* | *50.0* | *34.9* | *32.1* | *15.2* | *67.1* | *283.1* |
| Additions | 15.8 | 5.0 | 30.2 | 0.4 | 32.4 | 8.5 | 92.3 |
| Discounting effect | (0.2) | | (0.1) | | (0.1) | 0.2 | (0.2) |
| Utilizations | (30.4) | (5.3) | (21.6) | (1.1) | (28.4) | (6.4) | (93.2) |
| Reversals of surplus provisions | 0.0 | (0.1) | (3.3) | | (0.5) | (0.2) | (4.1) |
| Translation adjustments | 0.4 | (1.4) | (0.7) | 0.2 | (0.2) | (0.8) | (2.5) |
| Changes in the scope of consolidation and other | 0.3 | 0.8 | 19.1 | 3.4 | (6.2) | (10.3) | 7.1 |
| **Juin 30, 2007** | **146.8** | **55.8** | **169.0** | **46.7** | **81.6** | **69.3** | **569.2** |
| *Long-term portion* | *84.8* | *47.5* | *25.3* | *32.8* | *6.5* | *57.7* | *254.6* |

Additions to provisions for product risk reflect updated measurement of technical risks for €15.6 million.

# Note 9 - Net debt

Net debt breaks down as follows:

| | June 30, 2007 | Dec. 31, 2006 |
|---|---|---|
| Bonds | 3,797.1 | 3,687.9 |
| Bank and other borrowings | 367.7 | 253.8 |
| Lease liabilities | 20.9 | 23.9 |
| Employee profit sharing | 4.8 | 5.2 |
| Short-term portion of convertible and non-convertible bonds | (450.0) | (450.0) |
| Short-term portion of long-term debt | (178.3) | (63.7) |
| **Non-current financial liabilities** | **3,562.2** | **3,457.1** |
| Commercial paper | 375.0 | 55.0 |
| Accrued interest | 112.3 | 44.9 |
| Other short-term borrowings | 1,938.0 | 154.9 |
| Short-term bank loans and overdrafts | 119.4 | 116.1 |
| Short-term portion of convertible and non-convertible bonds | 450.0 | 450.0 |
| Short-term portion of long-term debt | 178.3 | 63.7 |
| **Current financial liabilities** | **3,173.0** | **884.6** |
| Marketable securities | (376.2) | (1733.3) |
| Money market instruments and short-term deposits | (63.0) | (76.3) |
| Cash | (640.2) | (734.5) |
| **Net cash and cash equivalents** | **(1,079.4)** | **(2,544.1)** |
| **Net debt** | **5,655.8** | **1,797.6** |

Cash and cash equivalents net of short-term bank loans and overdrafts totaled (€960) million at June 30, 2007, corresponding to the amount reported in the consolidated cash flow statement.

Marketable securities generally consist of highly liquid instruments traded on regulated markets that are readily convertible into known amounts of cash, such as commercial paper, mutual funds and equivalents.

The main changes were attributable to the finalization of the APC acquisition, in an amount of €4.7 billion. Of this, €1.5 billion was financed from available cash, €2.2 billion from a short-term loan and €1 billion from a capital increase. A total of €23 million has not yet been paid and has been placed in escrow.

## Note 10 - Financial instruments

The Group uses financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and metal prices.

### 10.1 Carrying amount and nominal amount of derivative financial instruments

| | | Dec. 31, 2006 | | | | June 30, 2007 | June 30, 2007 | |
|---|---|---|---|---|---|---|---|---|
| | IFRS designation | Carrying amount | Other financial income and expense (1) | Equity (2) | Cash and cash equivalents | Carrying amount | Nominal amount | |
| | | | | | | | Purchase | Sale |
| **Foreign exchange** | | | | | | | | |
| Futures - cash flow hedges | CFH* | (74.0) | 27.1 | 56.5 | | 9.6 | 775.9 | |
| Futures - hedges of balance sheet items | Trading | 19.1 | (20.1) | | | (1.0) | 624.2 | 663.4 |
| Options and other hedging instruments | Trading and CFH* | (0.9) | 0.9 | | | - | | |
| **Metal prices** | | | | | | | | |
| Futures and options | CFH* | (4.4) | | 4.8 | | 0.4 | 91.4 | |
| **Interest rates** | | | | | | | | |
| Swaps on credit lines | Trading | - | | | | - | | |
| Other interest rate swaps | CFH/FVH* | (1.7) | | 9.2 | (1.7) | 5.8 | 610.0 | |
| **Hedging instruments** | | (61.9) | 7.9 | 70.5 | (1.7) | 14.8 | - | - |

** Cash flow hedge/Fair value hedge*

(1) Gains and losses on hedging instruments for the period are offset by changes in the fair value of the underlying, which are also recognized in "Other financial income and expense".
(2) Reported in equity under "Other reserves".

The market value of financial instruments, which corresponds to their carrying amount, is estimated either internally by discounting future differential cash flows at current market interest rates or by third party banks.

### 10.2 Carrying amount and fair value of financial instruments other than derivatives

| | June 30, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Notional amount (1) | Fair value | Notional amount (1) | Fair value |
| Available-for-sale financial assets | 329.4 | 329.4 | 315.7 | 315.7 |
| Other non-current financial assets | 80.1 | 80.1 | 114.2 | 114.2 |
| Marketable securities | 376.2 | 376.2 | 1,733.3 | 1,733.3 |
| Bonds | (3,797.1) | (3,578.6) | (3,687.9) | (3,626.4) |
| Other short and long-term debt | (2,938.1) | (2,938.1) | (653.8) | (653.8) |
| **Financial instruments excluding derivatives** | **(5,949.5)** | **(5,731.0)** | **(2,178.5)** | **(2,117.0)** |

(1) The notional amount corresponds to either amortized cost or fair value.

## Note 11 - Other non-current liabilities

| | June 30, 2007 | Dec. 31, 2006 |
|---|---|---|
| MGE UPS acquisition debt | | 35.1 |
| Clipsal acquisition debt | | 47.0 |
| Applied Control Technology acquisition debt | | 1.8 |
| Other | 9.4 | 6.3 |
| **Other non-current liabilities** | **9.4** | **90.2** |

The change over the period primarily reflects reclassification under current liabilities of the restricted cash on the Clipsal acquisition, in an amount of €50.1 million at June 30, 2007, and payment of MGE UPS acquisition debt in the buy-out of MGE's minority shareholders (note 2).

## Note 12 - Segment information

The Group is divided into four operating divisions, corresponding to geographical segments. Performance assessments and management decisions are notably based on Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles.

Geographical segment information is presented after allocating Critical Power and Cooling services data. Details are provided in the Business Review for first half 2007.

| | First half 2007 | First half 2006 |
|---|---|---|
| Europe | 3 610 | 3 067 |
| North America | 2 676 | 1 818 |
| Asia-Pacific | 1 347 | 1 167 |
| Rest of the World | 622 | 534 |
| **Revenue** | **8 254** | **6 586** |
| Europe | 15.5% | 14.9% |
| North America | 13.5% | 14.5% |
| Asia-Pacific | 11.1% | 12.7% |
| Rest of the World | 16.4% | 16.4% |
| **EBITA margin** | **14.2%** | **14.5%** |

Revenue and EBITA margin by business:

| | First half 2007 | First half 2006 |
|---|---|---|
| Electrical Distribution | 4 728 | 4 089 |
| Automation & Control | 2 405 | 2 188 |
| Critical Power | 1 121 | 309 |
| **Revenue** | **8 254** | **6 586** |
| Electrical Distribution | 15.6% | 15.8% |
| Automation & Control | 13.0% | 12.9% |
| Critical Power | 11.0% | 8.6% |
| **EBITA margin** | **14.2%** | **14.5%** |

## Note 13 - Other operating income and expenses

Other operating income and expenses break down as follows:

| | First half 2007 | First half 2006 |
|---|---|---|
| Restructuring | (53.0) | (40.6) |
| Impairment losses on property, plant and equipment and intangible assets | (7.9) | (29.3) |
| Gains on asset disposals | 3.5 | 2.6 |
| Losses on asset disposals (including scrapped assets) | (3.2) | (2.1) |
| Other | (1.7) | 0.7 |
| **Other operating income and expenses** | **(62.3)** | **(68.7)** |

Restructuring expenses in first half 2007 primarily stemmed from the reorganization of the Building Automation business in the United States and England, for €11 million; continued industrial reorganization in the Group's core businesses in France, Spain and Denmark, for €23 million; and reorganization of APC and MGE in Critical Power and Cooling, for €18 million (of which €7.9 million for asset impairment).

## Note 14 - Finance costs and other financial income and expense, net

| | First half 2007 | First half 2006 |
|---|---|---|
| Interest income | 14.8 | 35.7 |
| Interest expense | (151.6) | (100.7) |
| Net gains/(losses) on the sale of marketable securities | 22.1 | 11.1 |
| ***Finance costs, net*** | ***(114.7)*** | ***(53.9)*** |
| Dividend income | 10.8 | 9.1 |
| Exchange gains and losses, net | 2.4 | (6.6) |
| Impairment losses on financial assets | (0.2) | (0.6) |
| Discounting adjustments to non-current assets and liabilities | 0.7 | 0.1 |
| Net gains/(losses) on disposal of long-term investments | - | - |
| Fair value adjustments | 0.3 | 0.2 |
| Other financial expense, net | (6.6) | (6.6) |
| **Finance costs and other financial income and expense, net** | **(107.3)** | **(58.3)** |

## Note 15 - Income tax

Whenever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

### 15.1 Analysis of income tax expense for the year

| | First half 2007 | First half 2006 |
|---|---|---|
| **Current taxes** | | |
| France | 10.2 | (25.0) |
| International | (266.5) | (194.2) |
| **Total** | **(256.3)** | **(219.2)** |
| **Deferred taxes** | | |
| France | (101.4) | (53.7) |
| International | 65.3 | 9.0 |
| **Total** | **(36.1)** | **(44.7)** |
| **Income tax (expense)/benefit** | **(292.4)** | **(263.9)** |

### 15.2 Tax proof

| | First half 2007 | First half 2006 |
|---|---|---|
| **Profit attributable to equity holders of the parent** | **729.4** | **603.7** |
| Income tax (expense)/benefit | (292.4) | (263.9) |
| Goodwill impairment | (1.4) | (0.3) |
| Minority interests | (19.5) | (18.3) |
| Share of profit of associates | 0.3 | - |
| **Profit before tax and goodwill impairment** | **1,042.4** | **886.2** |
| Statutory tax rate | 34.43% | 34.43% |
| **Income tax expense calcuated at the statutory rate** | **(358.9)** | **(305.1)** |
| **Reconciling items** | | |
| Difference between French and foreign tax rates | 35.0 | 23.3 |
| Tax credits and other tax reductions | 34.2 | 16.6 |
| Impact of tax losses | - | 1.6 |
| Additional tax payments | (6.8) | (6.3) |
| Other permanent differences | 4.1 | 6.0 |
| Income tax (expense)/benefit | (292.4) | (263.9) |
| **Effective tax rate** | **28.1%** | **29.8%** |

### 15.3 Deferred taxes

Deferred tax assets and liabilities, net represented a liability of €92.8 million. The €460.3 change over the six months period stems mainly from the recording of deferred tax liabilities following the recognition of intangible assets during allocation of the acquisition cost of APC.

## Note 16 - Commitments and contingent liabilities

### 16.1 Guarantees given and received

Guarantees given and received amounted to €337.2 million and €39.7 million, respectively, at June 30, 2007.

### 16.2 Purchase commitments

➤ **Shares in subsidiaries and affiliates**

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies or relate to earn-out payments. The amount of these commitments was not material at June 30, 2007, as at December 31, 2006.

➤ **Information technology services**

In 2004, the Group signed a 10-year agreement with Cap Gemini to outsource its European IT functions and deploy shared management applications using SAP. The duration of the agreement was extended to 12 years in March 2006. The agreement is currently being implemented in the subsidiaries. Payments to Cap Gemini replace the cost of the IT function, which was previously managed internally. The 2007

expense related to this outsourcing agreement contractually amounted to €146 million, including €73 million for the first half. The Group is currently reviewing the quality of the provided services under the terms of the contract.

### 16.3 Contingent liabilities

Management is confident that balance sheet provisions for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on its financial position or profit. This is notably the case for the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Group.

The loan agreements related to the Group's long-term debt do not include any rating triggers.

The Group has also signed an agreement concerning statutory employee training rights in France (DIF). Because the vested rights cannot be reliably estimated, no corresponding provision has been set aside in the financial statements.

## Note 17 - Related party transactions

### 17.1 Associates

These are primarily companies over which the Group has significant influence. They are accounted for by the equity method. Transactions with these related parties are carried out on arm's length terms and were not material during the period.

### 17.2 Related parties with significant influence

No transactions were carried out during the period with members of the Supervisory Board or Management Board.

## Note 18 - Subsequent events

- **Issuance of shares to employees**

On July 6, 2007, 2.4 million shares were issued in connection with the employee share purchase program described in note 6.2, increasing the share capital by €209 million.

- **Divestment of MGE UPS small systems**

Schneider Electric began exclusive negotiations with Eaton Corp. (Eaton) in June 2007 to divest MGE UPS Systems' small systems, in accordance with the European Commission's request following the acquisition of American Power Conversion (APC).

Eaton is offering €425 million (excluding debt and cash) for the business, which generated revenue of €156 million and an operating margin of 20.5% in 2006.

The two parties consider that they should be able to reach a mutually satisfying agreement and finalize the transaction, once the customary legal conditions have been fulfilled, in the third quarter of 2007.

- **Dispute with the European Commission**

Schneider Electric has been involved in a dispute with the European Commission concerning its 2001 decision to prohibit the Group's merger with Legrand. On July 11, 2007, the Court of First Instance of the European Court of Justice ordered the European Commission to compensate two-thirds of Schneider Electric's losses stemming from this decision, as determined by the Court and set by the experts to be appointed by the Court.

# Consolidated financial statements

*Sector data by geographic area and business segment are based on management's current vision of Group performance.*

## *Business and Statement of Income highlights*

### Changes in the scope of consolidation

Acquisition of American Power Conversion

On February 14, 2007, the Group finalized the acquisition of American Power Conversion (APC) for around $6.1 billion. By combining APC with its subsidiary MGE-UPS Systems, Schneider Electric has become the global leader in Critical Power and Cooling Services.

The Group intends to divest MGE-UPS's small systems (less than 10kVA) to comply with the requirements set by the European Commission's anti-trust authorities. With estimated revenue of around €150 million, this divestment represents 6% of APC's and MGE-UPS's combined business in Critical Power and Cooling Services.

The transaction will be finalized in the second half of the year.

Acquisitions and divestments made in 2006 having an impact on the financial statements of first half 2007

The following acquisitions and divestments carried out in 2006 had an impact on the scope of consolidation in first half 2007 (*):

- NUM SA, divested on January 31, 2006;
- US-based Silicon Power Corporation assets, acquired on February 15, 2006;
- Mafelec SAS, divested on February 27, 2006;
- AEM SA in Spain, acquired on February 28, 2006;
- Australia-based Citect, acquired on March 27, 2006;
- Italy's OVA G. Bargellini SpA, acquired on April 30, 2006;
- Germany's Merten GmbH & Co Kg, acquired on May 31, 2006;
- The Invensys Building Systems (IBS) business in North America and Asia, acquired on July 27, 2006;
- Austria-based VA TECH ELIN EBG Elektronik, acquired on September 26, 2006;
- GET Group Plc, acquired on November 23, 2006.

Together, these changes in scope of consolidation added €986 million, or 14.9%, to revenue and €99 million, or 10.5%, to operating profit for the period.

The average operating margin of newly consolidated units stood at 10.1%. Before amortization of intangible assets recognized on acquisition, the average operating margin came to 11.8%.

*(*) The dates given below correspond to the dates on which the Group gained or relinquished control of the acquired or divested companies.*

Acquisitions in progress

On May 25, 2007 the Group signed an agreement to acquire Ritto GmbH & Co KG, a German firm that designs, manufactures and markets door entry and intercom systems for the residential and small tertiary buildings market. Ritto generated revenue of nearly €25 million in 2006.
It had no impact on the first-half consolidated financial statements.

## Exchange rate fluctuations

Fluctuations in the euro exchange rate had a significant impact in first half 2007, reducing consolidated revenue by €208 million, or 3.6%, and operating profit by €50 million.

## Revenue

Consolidated revenue totaled €8,254 million for the period ended June 30, 2007, up 25.3% on a current structure and currency basis from the year-earlier period.
Organic growth accounted for 14%, acquisitions 14.9% and the currency effect a negative 3.6%.

### *Breakdown by region*

Data by region includes the contribution from Critical Power and Cooling Services activity.

Revenue from the European Operating Division totaled 24.5% to €3,818 million on a reported basis. Like-for-like, the increase came to 12.4%. Eastern Europe confirms its role as a particulary important growth engine, recording sales growth of more than 30% and most of European countries recorded double-digit growth in first half 2007.

In North America, revenue rose 25.8% on a current basis, to €2,287 million, reflecting organic growth of 12.5%. The operating division turned in a solid performance in brisk markets, notably infrastructure and data centers, and benfited from strong demand for energy efficiency solutions.

Revenue from the Asia-Pacific division totaled €1,477 million, up 26.6% on a current basis and 15.5% on a constant basis. The region was again driven by China, which sales continued to rise at a sustained pace of more than 20% and was also very successful in critical power and building automation.

Revenue from the Rest of the World rose 26.0% on a current basis, to €672 million, and 25.0% on a constant structure and currency basis. Business remained strong in all regions, notably in the Middle East, thanks to the vibrant trend in oil and mining sectors, and more globally in construction and infrastructure.

### *Breakdown by business*

Electrical Distribution generated revenue of €4,728 million, or 57.3% of the consolidated total. This represents an increase of 15.6% on a reported basis.
Automation & Control revenue rose 9.9% on a reported basis to €2,405 million.
Revenue from Critical Power and Cooling Services came to €1,121 million. APC revenue since the date of consolidation totaled €733 million.

***Operating profit***

Data by region includes the contribution from Critical Power and Cooling Services activity.

First-half operating profit totaled €1,148 million versus €944 million in the year-earlier period, an increase of 21.6% on a reported basis and 16.4% like-for-like. Consolidated operating margin (representing operating profit expressed as a percentage of revenue) decreased to 13.9% from 14.3%. At constant Group structure, operating margin widened by 0.1 point from June 30, 2006 to 14.4%.

In first half 2007, operating profit included a €27 million charge for amortization and impairment of intangible assets recognized as part of a business combination, compared with €10 million in the year-earlier period. The Group excludes the impact of business combinations to measure operating performance, using as its indicator Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles (EBITA). During the period, EBITA margin narrowed by 0.3 point to 14.2% from 14.5%.

Gross margin declined by 0.9 point from the year-earlier period. This reflects a sharp increase in raw material costs and a negative mix effect stemming from strong growth in lower margin lines (services, projects and solutions), partially offset by a rise in selling prices and productivity gains in the Group's industrial operations.

Operating profit included €61 million in non-recurring expenses related to asset impairment (€8 million) and restructuring plans (€53 million). At June 30, 2006, non-recurring restructuring and impairment expenses totaled €70 million.

Restructuring expenses in first half 2007 primarily stemmed from the reorganization of the Building Automation business in the United States and the UK, for €11 million; continued industrial reorganization in the Group's core businesses in France, Spain and Denmark, for €23 million; and reorganization of APC and MGE-UPS in Critical Power and Cooling Services, for €10 million.

At June 30, 2007, capitalization and amortization of development costs had a positive net impact on operating profit of €36 million, compared with €50 million in first half 2006.

**EBITA by region**

EBITA margin in the European Operating Division totaled 15.3% on a reported basis. At constant basis, EBITA raised by 0.7 point from June 30, 2006 to 15.6%.
The North American Operating Division recorded a 14.2% EBITA margin on a reported basis. EBITA margin increased by 0.6 point from first half 2006 to 15.1% on a constant basis.
EBITA margin in the Asia-Pacific Operating Division totaled 11.0%. On a constant basis, the rate increased by 0.5 point from the year earlier period to 13.2%.
In the Rest of the World, EBITA margin totaled 15.3% on a reported basis and raised by 1.8 point from first half 2006 to 18.1% on a constant basis.

**EBITA by business**

EBITA margin in the Electrical Distribution business totaled 15.6%. At constant basis, EBITA margin increased by 0.3 point to 16.1%.
The Automation & Control business achieved an EBITA margin of 13.0%. Like-for-like, it recorded 13.9% and increased by 1.0 point.
Critical Power and Cooling Services totaled an EBITA margin of 11.0.%.

**Finance costs and other financial income and expense, net**

Finance costs and other financial income and expense, net totaled a negative €107 million compared with a negative €58 million in first half 2006.
This mainly reflects the increase in average net debt to €3,800 million in first half 2007 from €1,900 million the year before, following the acquisition of APC.
Net finance costs totaled €115 million compared with €54 million at June 30, 2006.

**Income tax**

The effective tax rate stood at 28.1% compared with 29.8% at June 30, 2006.

**Minority interests**

Minority interests totaled €20 million in first half 2007. Minority interests mainly correspond to the share of income attributable to minority shareholders of Feller AG, EPS Ltd, and a number of Chinese companies.

**Profit attributable to equity holders of the parent and earnings per share**

Profit attributable to equity holders of the parent rose 20.8% to €729 million, while earnings per share rose 14.9% to €3.16 from €2.75 in first half 2006.
The smaller per-share increase reflects the issue of 13.4 million shares during the period.

## *Balance sheet and cash flow statement items*

Total assets stood at €23,226 million at June 30, 2007, up 22.5% from year-end 2006. Non-current assets amounted to €14,497 million and represented 62.4% of total assets, compared with 54.9% at December 31, 2006.

### Goodwill

Goodwill rose by €2,422 million over the six-month period to €8,608 million.
The increase reflects recognition of provisional goodwill on APC, in an amount of €2,642 million.
Adjustments to the provisional accounting for Citect and IBS when the initial accounting was completed led to the recognition of amortizable intangible assets in an amount of €37 million, net of deferred taxes, which was deducted from goodwill.
The currency effect reduced total goodwill by €212 million.
Impairment tests conducted at the end of the year did not reveal any material losses.

### Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets came to €4,809 million, or 20.7% of total assets, up €1,694 million from December 31, 2006.

Intangible assets

Trademarks rose by €972 million over the six-month period to €1,732 million, reflecting the initial €1 billion valuation of a trademark in the provisional accounting for APC.
The impact of exchange rates reduced trademarks by €28 million.
Capitalized product development projects totaled €298 million at June 30, 2007. During the period, the Group capitalized €59 million in expenses from current projects and recognized €23 million in amortization.
Other intangible assets, net together with software and patents, rose by €455 million over the six-month period. The increase is attributable to the recognition of contractual customer relationships and patents in connection with the acquisition of APC and capitalization of development costs for the global SAP information system.

Property, plant and equipment

Property, plant and equipment represented €1,850 million at the end of the first half, compared with €1,615 million at December 31, 2006. Net investments totaled €183 million. The APC acquisition added €215 million.

### Non-current financial assets

Non-current financial assets, primarily equity instruments quoted in an active market and loans and receivables related to investments, totaled €410 million, a decrease of €20 million from December 31, 2006. This reflects the reclassification under current financial assets of the restricted cash on the Clipsal acquisition, since payment might be made in the second half, and fair value adjustments to available-for-sale financial assets.

**Cash and net debt**

Net cash provided by operating activities before changes in operating assets and liabilities rose 11.8% to €1,033 million, representing 12.5% of revenue.

Net cash provided by operating activities totaled €574 million, compared with €538 million in first half 2006. Capital expenditure, which includes capitalized development projects, represented an outlay of €298 million, or 3.6% of revenue versus 3.8% in 2006.

Acquisitions used a total of €4,357 million (excluding cash acquired). The Group paid out €4 million to acquire Schneider Electric shares during the period. In first half 2006, the sale of own shares brought in €53 million. Dividends paid totaled €689 million, of which €21 million to minority interests.

At June 30, 2007, net debt totaled €5,658 million or 57.3% of equity attributable to equity holders of the parent. This represents an increase of €3,823 million, stemming primarily from the acquisition of APC.
The Group financed the €4.7 billion acquisition (net of cash acquired) as follows : €1.5 billion from available cash, €2.2 billion from a short-term loan and €1 billion from a capital increase. A total of €23 million has not yet been paid and has been placed in escrow.

The Group ended the period with cash of €960 million, of which €521 million in cash and cash equivalents net of short-term bank loans and overdrafts, €376 million in marketable securities, and €63 million in short-term instruments such as commercial paper, monetary mutual funds and equivalents.

Total current and non-current financial liabilities amounted to €6,737 million. Of this, bonds represented €3,797 million and bank loans €2,708 million.

Current financial liabilities totaled €3,173 million at June 30, 2007 and included short-term loans to finance the APC acquisition (€1,900 million), accrued interest (€112 million), commercial paper (€375 million) and the current portion of convertible and non-convertible bonds (€450 million).
Acquisition debt declined from €37 million at December 31, 2006 to €2 million at June 30, 2007, reflecting the payment of a €35 million liability related to the buyback of MGE-UPS minority interests.

**Equity**

Equity attributable to equity holders of the parent came to €9,759 million, or 42.0% of the balance sheet total. The €1,042 million increase over the period is the net result of the following:

- Share issues, in an amount of €1,057 million,
- Payment of the 2006 dividend, with a negative impact of €668 million,
- Profit for the period of €729 million,
- Changes in treasury stock, which decreased equity by €4 million,
- The impact of currency fluctuations, which reduced the translation reserve by €189 million,
- Fair value adjustments to hedging instruments and available-for-sale financial assets, in a positive amount of €56 million,
- Changes in actuarial gains and losses stemming from the measurement of employee benefits, which increased equity by €7 million.

Minority interests totaled €123 million.

**Provisions**

Current and non-current provisions totaled €1,717 million, or 7.4% of the balance sheet total. Of this, €315 million covered items that are expected to be paid out in less than one year.
This item primarily comprises provisions for pensions and medical care in an amount of €1,148 million. The impact of exchange rate fluctuations reduced this obligation by €12 million.
Other provisions totaled €569 million at June 30, 2007. These provisions cover product risks (warranties, disputes over identified defective products) for €169 million, economic risks (tax risks, financial risks generally corresponding to seller's guarantees) for €147 million, customer risks (customer disputes and losses on long-term contracts) for €56 million, and restructuring for €82 million.
The main changes over the period stemmed from restructuring plans announced as part of the reorganization of the Building Automation business in the United States and continued industrial reorganization in the Group's core businesses in France, Spain and Denmark.

**Other non-current liabilities**

The restricted cash on the Clipsal acquisition (€50 million) was reclassified under current financial liabilities, since payment might be made in the second half.

**Deferred taxes**

Deferred tax assets and liabilities, net represented a liability of €93 million. The €460 million change over the period stems mainly from the recording of deferred tax liabilities following the recognition of intangible assets during allocation of the acquisition cost of APC.

## *Outlook for second half 2007*

Higher raw material prices and the negative mix effect stemming from strong growth in lower margin lines should continue to weigh on gross profit, but this should be partially offset by an increase in selling prices and productivity gains in the industrial operations. Concerning support functions, the Group should continue to invest in resources in emerging countries and new activities.

Assuming current economic conditions, Schneider Electric anticipates for full-year 2007 organic sales growth above 10%.

Please refer to Chapter 1 – Risk Factors of the Registration Document files at December, 2006 with AMF under no. D07-223.



# Press release

## *New organization for Schneider Electric's Human Resources:*

- ***Jean-François Pilliard, member of the Executive Committee, is appointed Executive Vice President, Strategic Resources and Organization***
- ***Karen Ferguson joins the Executive Committee as Executive Vice President, Human Resources***

**Rueil-Malmaison, July 2, 2007 –** Schneider Electric's human resources challenges are becoming increasingly complex and wide ranging due to the Company's pace of growth and the globalization of its business. To meet these challenges more effectively, the Human Resources function has been divided into two main functions —one strategic and the other operational—reporting to Jean-Pascal Tricoire, Chairman of the Management Board and CEO of Schneider Electric.

**- The Strategic Resources and Organization function** will be headed by Jean-François Pilliard, Executive Vice President Strategic Resources and Organization and member of the Executive Committee.
Jean-François Pilliard will be responsible for:
- Identifying, developing and coaching senior management teams.
- Contributing to the Group's organizational and structural changes.
- Leading the sustainable development function.
- Supervising labor relations in France and the rest of Europe.

Jean-Frannçois Pilliard has been Executive Vice President, Human Resources at Schneider Electric since 1996. He is also an associate professor at Université de Paris II (Panthéon-Assas) and, since March 2000, Chairman of the French national association for adult professional training (AFPA).

**- The Corporate Human Resources function** will be headed by Karen Ferguson. Formerly Senior Vice President, Human Resources of the European Operating Division, Karen Ferguson has been appointed Executive Vice President, Human Resources and a member of the Executive Committee.
Karen Ferguson will be responsible for:
- Identifying and developing international talent.
- Leading the Group Human Resources function.
- Developing and implementing Human Resources policies concerning wages and benefits, hiring and career development.
- Deploying the Human Resources tools required by Management.
- Implementing internal and managerial communication.

Karen Ferguson joined Schneider Electric in 1995 and held several managerial positions within the Human Resources Department at Schneider Electric United Kingdom. She was appointed Vice President of Human Resources at Schneider Electric UK in 2001.


Merlin Gerin
Square D
Telemecanique

**Investor Relations:**
**Schneider Electric**
**Alexandre Brunet**

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Media Contact:**
**Schneider Electric**
**Véronique Moine**

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

**Media Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46



# Press release (p. 2)

Two years later, she moved to Copenhagen to become Vice President, Human Resources of the Nordic/Baltic zone. Since 2005, she has been Senior Vice President, Human Resources, of the European Operating Division, based in France.

Karen Ferguson, 42, holds a degree in Humanities from the University of East Anglia in the United Kingdom. She earned an MBA from Cass Business School, City of London, in 1990.

***About Schneider Electric***

*Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated revenue of €13.7 billion in 2006 through 15,000 distributor outlets.*

***Schneider Electric***

***Giving the best of the New Electric World to everyone, everywhere, at any time***



Merlin Gerin
Square D
Telemecanique



**Investor Relations:**
**Schneider Electric**
**Alexandre Brunet**

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Media Contact:**
**Schneider Electric**
**Véronique Moine**

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

**Media Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46


Schneider
Electric



## Press Release

# Schneider Electric acknowledges the conviction of the European Commission by the Court of First Instance in Luxembourg

**Rueil Malmaison, July 11, 2007** – Schneider Electric is pleased to learn of the judgment handed down today by the Court of First Instance of the European Court of Justice, which recognizes "*the illegality of the prohibition of its merger with Legrand*," the "*losses sustained*" by the prohibition decision and, as a result, Schneider Electric's right to compensation.

The Court emphasized that "the grave and manifest failure by the Commission to have regard to Schneider's rights of defense constitutes a sufficiently serious breach of Community law to confer such a right."

The Court has ordered the Commission to compensate two-thirds of Schneider Electric's losses, as set by the experts to be appointed by the Court.

***Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time***
*Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through 15,000 distributor outlets.*
www.schneider-electric.com


Merlin Gerin
Square D
Telemecanique

**Investor Relations:**
**Schneider Electric**
**Alexandre Brunet**

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Media Contact:**
**Schneider Electric**
**Véronique Moine**

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

**Media Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46


Schneider
Electric





# Press Release

## Schneider Electric further expands its Building Automation offering with the acquisition of Pelco, a worldwide leader of video security

**Rueil-Malmaison, France, August 1, 2007** – Schneider Electric announced today the acquisition of California-based Pelco Inc., a privately held company. Pelco is a worldwide leader in the design, development and manufacturing of video security systems.

**Pelco will further strengthen Schneider Electric's Building Automation offering**

Commercial, industrial and residential buildings represent more than 50% of Schneider Electric business. Building Automation, which encompasses power and HVAC control, electronic security and fire safety, is one of Schneider Electric's new businesses. The acquisitions of TAC, Andover Controls and Invensys Building Systems have enabled the Group to become a major player in that business.

Security management, power and HVAC control are increasingly integrated into a unique building automation system to answer growing customers' needs for security and energy efficiency. This integration provides customers with significant savings on both investment and operating costs.

Through the acquisition of Pelco, Schneider Electric rebalances its Building Automation solutions portfolio by reinforcing its already existing security platform (sales of €155 million in 2006) and strengthens its ability to offer fully integrated systems.

The video security industry is the most attractive segment of the security industry. It is shifting from pure analog communication protocols to more high value-added IP protocol and software based solutions. It complements/replaces other security systems such as intruder detection, fire alarm or access control.

**Pelco is the best possible fit for Schneider Electric to expand into building automation and security**

- Leader in the fast growing video security industry;
- Highest brand recognition in the industry;
- Broadest product line in the industry with the unique ability to offer full end-to-end solutions;
- Strong innovation capabilities with significant R&D investments representing 7.5% of sales;
- Premier customer base thanks to world-class technical support and customer service;
- Strong sales & marketing organization with a wide geographical coverage (130 countries);
- Solid track record of above industry growth with a CAGR of 21% over the period 1997-2006 (sales of $506 million in 2006);
- Significant potential for profitability improvement through operational leverage (EBITDA of $46 million and EBITA of $30 million in 2006).

Pelco will report into Schneider Electric's Building Automation business unit, and will take the leadership of its present Fire & Security Product Division. Significant synergies will occur from the leveraging of Schneider Electric's Building Automation businesses, including their respective

**Investor Relations:**
**Schneider Electric**
**Alexandre Brunet**
tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Media contact:**
**Schneider Electric**
**Véronique Moine**
tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

**Media contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46


Merlin Gerin
Square D
Telemecanique





distribution networks and the possibility to offer complete solutions. The transaction is expected to generate revenue and cost synergies estimated at $67 million on EBITDA in 2011.

**Pelco contributes to Schneider Electric's strategy of growth**

David Mc Donald, President and Chief Executive Officer of Pelco, commented: "*Schneider Electric is an ideal partner for Pelco. Both companies share the same commitment to people, innovation and customer service that will make our combined enterprise an even stronger, more competitive player in the industry. We look forward to the unique benefits this partnership will bring to our customers and employees.*"

Arne Frank, Executive Vice President of Schneider Electric Building Automation business unit, said: "*The combination of our companies will create a unique portfolio of products, services and solutions in the building management industry. Pelco's unique position in IP-based video security represents a tremendous additional organic growth opportunity. With this acquisition, a very important additional step is made to further reinforce our leadership in Open & Integrated solutions for Building IT®.*"

Jean-Pascal Tricoire, Chief Executive Officer of Schneider Electric, commented: "*This acquisition significantly reinforces our building automation business unit. Pelco systems will integrate gradually in our Power and Control solutions for buildings and infrastructure. Security offers a highly attractive growth profile and video is becoming the key application in the building management market.*"

**Transaction Overview**

The price to be paid for Pelco is $1,220 million expressed as an enterprise value on a cash-free debt-free basis. In addition, Schneider Electric will pay to the sellers the net present value of a tax benefit resulting from the step-up of Pelco's assets, representing $320 million. As a consequence, the total price paid in cash at closing will be $1,540 million. The company had a net debt of roughly $139 million at 30 June 2007.

This transaction is expected to be accretive to EPS from year 1 and the ROCE to cover Schneider Electric's cost of capital in year 3, in accordance with the Group's acquisition criteria.

The transaction is subject to anti-trust and other regulatory approval and is expected to close by October 2007.

***About Pelco***

*Pelco is a world leader in the design, development and manufacture of video security systems and supporting equipment. The company is based in Clovis, US-California and has 2,200 employees worldwide. Its key products include Domes, IP Systems, Digital Video Recorders. It recorded sales of $506 million in 2006, of which 36% outside the US, with an EBITDA of $46 million and an EBITA of $30 million. www.pelco.com*

***Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time***

*Schneider Electric is the world's power and control specialist. It anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through more than 15,000 distributor outlets. www.schneider-electric.com*


Merlin Gerin
Square D
Telemecanique

**Investor Relations :**
**Schneider Electric**
**Alexandre Brunet**

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Media contact :**
**Schneider Electric**
**Véronique Moine**

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

**Media contact :**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46





# Financial Information

## Strong growth in earnings in first-half 2007 and a very promising start for the new APC-MGE business unit

➪ Sales up 25%
➪ EBITA up 23%
➪ Net income up 21%

- ***Record organic sales growth: up 14.0%***
- ***Fast deployment of portfolio's new businesses***
- ***EBITA margin up 0.5 point to 14.2% on a proforma basis****
- ***Sustained growth and noticeable upturn in APC-MGE profitability***
- ***Organic growth for full-year 2007 revised upward to 11%***

**Rueil Malmaison, August 1, 2007 –** Meeting on July 31, 2007, the Supervisory Board reviewed the financial statements for the period ended June 30, 2007 established by the Management Board on July 27, 2007.

| € million | First-half 2007 | First-half 2006 | % Change |
|---|---|---|---|
| Sales | 8,254 | 6,586 | +25% |
| EBITA** | 1,175 | 954 | +23% |
| Net income | 729 | 604 | +21% |
| Earnings per share (€) | 3.16 | 2.75 | +15% |

Commenting on the results, Jean-Pascal Tricoire, Chairman of the Management Board and CEO, noted: *"Schneider Electric again achieved excellent sales and earnings growth in first half 2007. The strong investment and on-going efforts made in the development of our geographic coverage and our new businesses such as energy management, services, electrical equipment and building management have allowed us to take full advantage of the strong momentum in our markets. The effective integration of APC and the fast upturn in its profitability also made a significant contribution to our performance. We intend to pursue our commitment in geographic expansion and the deployment of complete solutions to further enhance our position in a favorable environment."*

* *Including APC data over 4.5 months of first half 2006*
** *EBITA = EBIT before amortization of purchase accounting intangibles*


Merlin Gerin
Square D
Telemecanique

**Financial Communication:**
**Schneider Electric**
**Alexandre Brunet**
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact:**
**Schneider Electric**
**Véronique Moine**
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

**Press Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46



# *Financial Information* *(p. 2)*

## I. NEW ORGANIC GROWTH RECORD IN FIRST HALF 2007

In **first-half 2007, sales** rose a strong **25.3%** on a current structure and exchange rate basis to **€8,254 million**.

Acquisitions — primarily APC, consolidated since February 15, 2007 for €733 million, as well as IBS, Merten and GET, acquired in 2006 — contributed a significant €986 million, or 14.9% of sales growth. The negative currency effect reduced sales by €208 million or -3.6% due to the dollar's depreciation against the euro.

On a constant structure and exchange rate basis, sales grew by a record **14.0%**. The Group is benefiting from forefront positions in emerging countries, where it recorded average growth of 21%, and powerful momentum in the new energy management and services businesses.

| € million | Sales 1st Half 2007 | % change 1st Half constant | Sales 2nd Quarter 2007 | % change 2nd Quarter constant |
|---|---|---|---|---|
| Europe | 3,818 | +12.4% | 1,954 | +10.4% |
| North America | 2,287 | +12.5% | 1,236 | +15.5% |
| Asia-Pacific | 1,477 | +15.5% | 808 | +14.9% |
| Rest of the World | 672 | +25.0% | 363 | +32.2% |
| **Total** | **8,254** | **+14.0%** | **4,361** | **+14.2%** |

In the **second quarter 2007,** sales totaled **€4,361 million**, up **14.2%** on a constant structure and exchange rate basis, on a par with the first quarter.

Business in **Europe** continued to benefit from a very buoyant environment in the second quarter, with sales rising **10.4%**. This was slightly less than in the first quarter, when the growth was amplified by favorable weather conditions. Eastern Europe confirmed its role as a particularly important growth engine, recording sales growth of more than 30%.

In **North America**, sales growth rebounded to **15.5%**, reflecting the very good level of orders booked since the end of 2006 and the continued impact of price increases. The Group turned in a solid performance in bullish markets, notably infrastructure and data centers, and benefited from strong demand for energy efficiency solutions.

At **14.9%**, growth in the **Asia-Pacific** region was again driven by China, which sales continued to rise at a sustained pace of more than 20%. Schneider Electric was also very successful in critical power and building automation businesses.

In the **Rest of the World**, sales climbed **32.2%**. Business remained strong in all regions, notably in the Middle East, thanks to the vibrant trend in oil and mining sectors, and more globally in construction and infrastructure.



Merlin Gerin
Square D
Telemecanique



**Financial Communication:**
**Schneider Electric**
**Alexandre Brunet**

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact:**
**Schneider Electric**
**Véronique Moine**

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

**Press Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46





## II. STRONG GROWTH IN EBITA: up 23%

Record sales growth and constant control over operating costs fed through to a sharp increase in **EBITA** in first-half 2007, which rose **23%** from the year-earlier period to **€1,175 million**. Over the past eight half-years, operating profit has grown by an average 24%.

- Record sales growth generated a strong volume effect, partially offset by an unfavorable business mix effect stemming from strong growth in services, projects and solutions.
- The Group continued to push for price increases during the period, lifting sales by **€155 million** or **2.4%**, offsetting the **-€132 million** inflation in raw material costs.
- Efficiency plans allowed to generate industrial productivity gains of **€126 million**, representing **3.6%** of the products' cost of sales. In a situation of strong demand from end customers, these gains reflect substantial savings in purchasing and the growing effects of geographic re-balancing in the production base.
- Technical, commercial and administrative costs rose by **10.5%** on a constant structure and exchange rate basis, to be compared with organic sales growth of 14.0%. Schneider Electric is pursuing its strategy of geographic expansion and deployment in new businesses.

EBITA also includes **€88 million** from APC, the world leader in Critical Power and Cooling Services, consolidated since February 15, 2007. Acquisitions contributed a total of **€117 million**.

Lastly, the exchange rates evolution reduced EBITA by **€50 million**, notably due to the dollar's significant decrease against the euro.

**EBITA margin** came to **14.2%** in first-half 2007. This represents a 0.5-point increase from first half 2006, including APC on a proforma basis*.

## III. SIGNIFICANT GROWTH IN NET INCOME: up 21%

**Net income** rose at almost the same pace as EBITA, growing by **21%** during the period to **€729 million**.

This reflects a 1.7-point decrease in the effective tax rate to 28.1% and good interest expense management during a sharp increase in net debt to finance the acquisition of APC. The debt-to-equity ratio stood at 57% at June 30, 2007 compared with 21% at December 31, 2006.

**Net earnings per share** rose **15%** to **€3.16**. The smaller increase than for net income reflects the €1 billion share issue carried out during the period to finance part of the APC acquisition.

---

* *Including APC data over 4.5 months of first half 2006.*

Merlin Gerin
Square D
Telemecanique

**Financial Communication:**
**Schneider Electric**
**Alexandre Brunet**
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact:**
**Schneider Electric**
**Véronique Moine**
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

**Press Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46





**Return on capital employed** (ROCE*) was up **1.0 point** on a proforma basis** at **10.9%**.

## IV. VERY PROMISING START FOR THE NEW APC-MGE BUSINESS UNIT

*Note: All data in this section correspond to the underlying performance of the Critical Power and Cooling Services Business Unit over the first six months of the year, and not the results consolidated by Schneider Electric, which include APC over only 4.5 months.*

The new Critical Power and Cooling Services Business Unit, combining APC and MGE operations, generated sales of **$1,659 million** in the first half of 2007. Organic sales growth compared to first-half 2006 reached **17%**, of which 14% for APC.

Growth was strong across all regions, confirming the critical power market's attractiveness. The business also benefited from rising demand for cooling and energy efficiency solutions, notably in the IT industry.

In this environment, initial measures to reduce costs and improve profitability in large systems led to a significant upturn in operating profitability. **EBITA margin***** (before restructuring costs) widened to **10.9%** from 5.4% in first-half 2006, while adjusted EBITA*** grew by 150% to $180 million.

Since the acquisition of APC was finalized on February 14, 2007, the new business unit has focused on:

- Building customer loyalty and enthusiasm and promoting the new business unit's strategy, notably with the implementation of an important alliance with IBM in data centers and two combined sales conferences.
- Deploying a unified organization on a common vision within 60 days and combining the two companies' specific skills.
- Launching an integration program based on precise action plans designed to leverage value-creating drivers identified in the APC acquisition plan.

Schneider Electric confirms that it is on track to achieve an annual synergies target of $220 million by 2011. The Group has already allocated in detailed roadmaps 78% of the $341 million in cumulative synergies expected by the end 2009.

## V. SUPERVISORY BOARD APPOINTMENT

The Supervisory Board recently appointed Léo Apotheker as a non-voting Director, until the full membership has been proposed at the next Annual Shareholders' Meeting. Léo Apotheker (53 years old) is President CSO & Deputy CEO of SAP AG.

---

* *ROCE: After-tax EBITA/ Shareholders' equity + Net debt + Provisions*

** *Including APC data over 4.5 months of first half 2006.*

*** *EBITA before restructuring costs of $24 million in first-half 2007 ($1 million in first-half 2006).*



Merlin Gerin
Square D
Telemecanique

**Financial Communication:**
**Schneider Electric**
**Alexandre Brunet**

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact:**
**Schneider Electric**
**Véronique Moine**

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

**Press Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46





**VI. OUTLOOK FOR 2007**

Assuming current economic, Schneider Electric anticipates for full-year 2007 **organic sales growth above 10%** i.e. two points higher than initially forecast and four points above the new[2] company program target.

********************

Third-quarter 2007 sales will be released on October 23, 2007.

***Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time***

*Schneider Electric is the world's power and control specialist. It anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated revenue of €13.7 billion in 2006 through 13,000 distributor outlets.*



Merlin Gerin
Square D
Telemecanique

**Financial Communication:**
**Schneider Electric**
**Alexandre Brunet**

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact:**
**Schneider Electric**
**Véronique Moine**

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

**Press Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46



# *Financial Information* *(p. 6)*

Appendix

Second-quarter 2007 sales by geographical region were as follows:

| € million | Sales 2nd Quarter 2007 | % change 2nd Quarter constant | Changes in scope of consolidation | Currency effect | % change 2nd Quarter current |
|---|---|---|---|---|---|
| Europe | 1,954 | +10.4% | +13.4% | - | +23.8% |
| North America | 1,236 | +15.5% | +26.1% | -8.2% | +33.4% |
| Asia-Pacific | 808 | +14.9% | +14.6% | -2.3% | +27.2% |
| Rest of the World | 363 | +32.2% | +10.9% | -6.2% | +36.9% |
| **Total** | **4,361** | **+14.2%** | **+16.8%** | **-3.0%** | **+28.0%** |

First-half 2007 sales by geographical region were as follows:

| € million | Sales 1st Half 2007 | % change 1st Half constant | Changes in scope of consolidation | Currency effect | % change 1st Half current |
|---|---|---|---|---|---|
| Europe | 3,818 | +12.4% | +12.0% | +0.1% | +24.5% |
| North America | 2,287 | +12.5% | +22.0% | -8.7% | +25.8% |
| Asia-Pacific | 1,477 | +15.5% | +14.8% | -3.8% | +26.5% |
| Rest of the World | 672 | +25.0% | +9.0% | -8.0% | +26.0% |
| **Total** | **8,254** | **+14.0%** | **+15.0%** | **-3.6%** | **+25.3%** |


Merlin Gerin
Square D
Telemecanique

**Financial Communication:**
**Schneider Electric**
**Alexandre Brunet**

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact:**
**Schneider Electric**
**Véronique Moine**

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

**Press Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Annex 6.


RECEIVED
2007 AUG -7 A 3:23



# PELCO acquisition

## August 1st, 2007


Merlin Gerin
Square D
Telemecanique


Schneider
Electric



# Building Automation is more and more integrated into a unique system to answer customers' needs

- ➔ **Building is a significant market for Schneider Electric (52% of sales)**
- ➔ **Building Automation addresses 2 growing needs: Security & Energy Efficiency**

**BUILDING AUTOMATION**

| **HVAC & Power control** | **Electronic security** | **Fire safety** |
|---|---|---|
| Temperature control<br>Valves, actuators<br>Energy services & solutions | Access control<br>**Video management**<br>Intruder alarm / Monitoring | Fire Detection<br>Evacuation |





Integration of HVAC and Security provides more than 25% savings on both Capex and Opex


Schneider
Electric

# Pelco is a key leader of video security industry



Key Figures
Sales $506 m
Employees 2,200
Presence 130 countries
CAGR: 21%
91
120
165
204
242
306
308
388
435
506
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006




Others
16%
Control(ii)
23%
Sensing(i)
61%


- → Highest brand recognition in the industry
- → A leader in the fast growing video security industry
- → Strong innovation capabilities with R&D representing 7.5% of sales
- → Premium customer base: world-class technical support and customer service
- → Broadest product line and unique ability to offer a full end to end solution
- → Strong sales & marketing organization



*(i) Sensing include cameras and domes*
*(ii) Control include DVRs and NVRs*



Schneider
Electric

# Schneider Electric rebalances its Building Automation solution portfolio by reinforcing its security offering

**Current Building Automation solutions portfolio : €1.0 bn***

**Building Automation solutions portfolio with Pelco acquisition: €1.4 bn***





HVAC Control 67%
Fire & Security 18%
Energy Solutions 15%
HVAC Control 48%
Fire & Security 42%
Energy Solutions 10%


- **Video is the most attractive segment of security industry**
  - Rapid and sustainable growth, expected CAGR 07-10: 12%
  - Shift to high value added IP protocol and software based systems
- **Video is one of the critical application in the building**
  - Video provides the source data (location, movement, ...) transported via IT infrastructure
  - Data is translated into meaningful information through video content analysis software
  - Video complements/replaces other security systems: intrusion, detection

* 2007 forecasts



Schneider
Electric

# Pelco has a strong margin improvement potential

| $m | 2006 | 2007E | Change | H1 2007 | Change |
|---|---|---|---|---|---|
| **Sales** | **506** | **569** | +12% | **269** | +13% |
| EBITDA | 46 | 65 | +41% | 27 | +50% |
| *Margin %* | *9.1%* | *11.4%* | *+2.3 pts* | *10.1%* | *+2.6 pts* |
| EBITA | 30 | 50 | +67% | 20 | +100% |
| *Margin %* | *6.0%* | *8.8%* | *+2.8 pts* | *7.3%* | *+3.0 pts* |
| **R&D** | **38** | **43** | | **19** | |

➔ **Strong sales growth track record, CAGR 00-06: 16%**

➔ **Significant investments achieved in the last few years**

- $100 million of R&D spending over the last 3 years to support the IP shift
- Expansion of international commercial coverage in 130 countries

➔ **High operational leverage potential**

- R&D spending has reached an adequate amount
- Most of commercial resources have been deployed


Schneider
Electric

# The objective is to reach a 19% EBITDA margin including synergies

➔ **Significant synergies will be extracted through the combination of Pelco and TAC**

**Sales synergies: $168 million**

- Sale of video solutions into TAC channels
- Pelco & TAC integrated access and video solutions
- Pelco cameras/accessories sales into TAC channels

**Cost synergies: $32 million**

- Purchasing conditions
- Optimisation of back office
- Operating efficiencies


2011
Synergies Target
EBITDA
$ 67 million


Schneider
Electric

# Transaction

- ➔ **Total acquisition price: $1,540 m**
  - Debt-free/cash-free basis
  - Approximately $320 m of tax benefits[(i)]
  - Enterprise value of $1,220 million
- ➔ **Expected Return On Capital Employed[(ii)] to exceed cost of capital[(iii)] in year 3**
- ➔ **EPS accretive in year 1**
- ➔ **Transaction subject to antitrust and other regulatory clearance**
- ➔ **Price to be paid in cash at closing expected by October 2007**

*(i) Discounted at 7.5%*
*(ii) After tax EBITA / Enterprise value*
*(iii) Schneider Electric cost of capital estimated at 7.5%*

# Appendices





Schneider Electric

# Video is the fastest growth business in the field of Electronic Security

€bn

| | 2004 | CAGR | 2006 | CAGR | 2008 |
|---|---|---|---|---|---|
| Total | 29 | 6% | 33 | 8% | 39 |
| Access Control | 6 | 5% | 7 | 7% | 8 |
| Video | 7 | 15% | 9 | 14% | 12 |
| Intruder Alarm | 9 | 3% | 9 | 4% | 10 |
| Monitoring | | 4% | | 6% | |

- ➔ Growth fueled by biometrics
- ➔ High demand fueled by both technology and insecurity awareness
- ➔ Mature business
- ➔ Competing with guarding services


Schneider
Electric

# A video surveillance management system

## Digital Video Surveillance Management System



Sensing
Cameras
Domes
Control, Management & Storage
Digital Video Recorders (DVR)
Networked Video Recorders (NVR)
Matrices, switchers, ...
Accessories
Monitors
Encoders
Decoders
Fire Detection System
Access Control System
HVAC Control System
Point of Sale System


Schneider Electric

# Pelco sales split

## Total sales in 2006 = $506m

### A Full System Offer


16%
23%
61%
Cameras, domes
DVRs, NVRs
Others

### Distributed through integrators/distributors


35%
65%
Security Integrators
Distributors

### In all Verticals


18%
22%
16%
14%
Infrastructures
Commercial
Casinos
Retail
Government
Others

### In most countries of the world

11%
14%
64%

- North America
- Europe
- Asia-Pac
- RoW


Schneider
Electric

# *Building a New Electric World*




Schneider
Electric

Annex 7



# 2007
# Half-Year Results
# Aug. 1, 2007


Merlin Gerin
Square D
Telemecanique





Schneider
Electric

## Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.




Schneider
Electric



# Highlights of the semester



**➔ On-time delivery to customer in a context of high demand**

- Stringent management of the supply chain

**➔ Strong price realization offsetting raw material cost increases**

**➔ Sustained investments to deploy new businesses**

- Growth* in Services: +25%, Energy Efficiency: +22%, Building Automation: +19%, Ultra Terminal: +12%

**➔ Fast progress of the integration of APC**

- New organization up and running
- Synergies well on track

* *Orders organic growth in H1 2007*


Schneider
Electric

# Highlights of the results

**➔ Excellent sales growth**

- Record organic growth
- Successful repositioning in terms of businesses and geographies

**➔ Strong earnings growth**

- 24% average operating earnings growth achieved over the past 8 semesters

**➔ Very promising start for APC-MGE**

- Solid sales growth coupled with Large Systems profitability improvement

| | H1 2007 % change |
|---|---|
| Sales (Organic) | +14.0% |
| Sales (Current) | +25.3% |
| **EBITA** | **+23%** |
| **Net income** | **+21%** |
| APC-MGE Sales (Organic) | +17%* |
| APC-MGE EBITA | x2.5* |

* *This figure indicates the underlying performance of the Critical Power & Cooling Services « business unit » on a proforma basis in H1 2007*


Schneider
Electric

# Strategy and Business update





Schneider Electric

# Excellent organic sales growth in first half 2007

## Sales organic growth by region

| | H1 2007 |
|---|---|
| Europe | +12.4% |
| North America | +12.5% |
| Asia-Pacific | +15.5% |
| Rest of the World | +25.0% |
| **Group** | **+14.0%** |
| ***Inc. Emerging countries**** | ***+21%*** |

* *Emerging countries: Eastern Europe + Asia-Pacific + Rest of the World*

## Highlights of H1's growth

| | H1 2007 |
|---|---|
| Organic growth | +14.0% |
| Perimeter effect | +14.9% |
| Currency effect | -3.6% |
| **Current growth** | **+25.3%** |
| ***APC-MGE organic growth**** | ***+17%*** |

* *This figure indicates the underlying performance of the Critical Power & Cooling Services « business unit » on a proforma basis in H1 2007*


Schneider
Electric

# A unique positioning in a promising industry

- → Massive electrification needs worldwide
- → Pervasion of automation
- → Rising demand for energy savings
- → Power reliability and quality increasingly critical
- → Outsourcing of non core competencies

- #1 in Electrical Distribution (LV-MV)
- 31% exposure to emerging countries

- Automation solutions for every segment
- Open web-enabled systems

- Unique & comprehensive offering for energy usage efficiency
- #1 in Power Monitoring and Control

- #1 in Critical Power
- Energy efficient solutions integrating cooling

- In-house technical know-how
- Very large installed base


Schneider
Electric

# Energy efficiency
# A high potential

**Customers demand**

- **World energy consumption to rise 70% by 2030**, with 75% of new demand driven by emerging markets
- **Increasing needs for reduction of:**
  - **energy costs**
  - **$CO_2$ emissions**



**- 10% to - 30%**
**of energy savings for customers**



**Schneider Electric's unique offer**

- **Energy savings products**
  Variable speed drive, motor control, sensors…
- **Measurement** - Metering
- **Automation everywhere**
  Supervisory systems
- **High value services**
  Audits and assessments, performance based services, energy management tools…

**Potential annual market growth of +15% to +20%**


Schneider
Electric

# An efficient growth model


Acquisitions to enlarge portfolio and provide solutions
New businesses
More growth
Less cyclicality
Complete solutions & Services
Innovation
Priority to organic growth
Customer satisfaction
Geographical coverage
Investments to deploy full offering in all geographies
Technology and commercial resources

Schneider Electric

# A sustained focus on efficiency in a context of fast-growing demand

## EFFICIENCY INITIATIVES

- Rebalancing of production to low-cost countries
- Optimization of logistics
- Lean Manufacturing
- Monitoring of base costs
- Pricing management
- Integration of acquisitions

## INVESTMENT IN GROWTH

- High-level of customer service
- Deployment of new businesses & change of mix

## COST HEADWINDS

- Raw materials & components
- Currency imbalance


OPERATING LEVERAGE


Schneider
Electric

# First half financial results





Schneider Electric

# Strong increase of earnings

## Key profitability indicators in €m

| | REPORTED FIGURES | | | COMPARABLE FIGURES | | |
|---|---|---|---|---|---|---|
| | H1 2006 (1) | H1 2007 (2) | Change (2) / (1) | H1 2006* (3) | H1 2007 (2) | Change (2) / (3) |
| **Sales** | **6,586** | **8,254** | **+25%** | **7,278** | **8,254** | **+13%** |
| Gross profit | 2,754 | 3,378 | +23% | 3,006 | 3,378 | +12% |
| *Margin %* | *41.8%* | *40.9%* | *-0.9pt* | *41.3%* | *40.9%* | *-0.4pt* |
| EBITDA** | 1,198 | 1,385 | +16% | 1,259 | 1,385 | +10% |
| *Margin %* | *18.2%* | *16.8%* | *-1.4pt* | *17.3%* | *16.8%* | *-0.5pt* |
| **EBITA*** ** | **954** | **1,175** | **+23%** | **997** | **1,175** | **+18%** |
| ***Margin %*** | ***14.5%*** | ***14.2%*** | ***-0.3pt*** | ***13.7%*** | ***14.2%*** | ***+0.5pt*** |
| Net financial expense | (58) | (107) | | | | |
| Income tax | (264) | (293) | | | | |
| Minority interest | (18) | (19) | | | | |
| **Net income** | **604** | **729** | **+21%** | | | |
| ***Earnings per share*** | ***2.75*** | ***3.16*** | ***+15%*** | | | |

* *Including APC on a proforma basis since February 15, 2006*

** *EBIT before net depreciation and amortization*

*** *EBIT before amortization of purchase accounting intangibles of €27m in H1 07 (€10m in H1 06) and including restructuring costs & impairment of €61m in H1 07 (€70m in H1 06)*


Schneider
Electric

# Reinvestment of higher growth benefits to deploy resources in promising areas

## Analysis of change in EBITA (in €m)

| | H1 2006 | Volume | Mix | Price | Raw Materials | Gross Industrial Productivity | Operating Costs* | Other | Currency Effects | APC +88, Other +29 perimeter | H1 2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| €m | 954 | +321 | -91 | +155 | -132 | +126 | -216 | -9 | -50 | +117 | 1,175 |

Volume through Other: Organic Growth

| △ 07/06 | Organic Growth | Currency Effects | Perimeter | Total |
|---|---|---|---|---|
| | +16% | -5% | +12% | +23% |

* *Of which Production Labour & Other Costs: -34, SG&A/R&D costs: -182*


Schneider
Electric

# Good level of productivity in a context of high volume growth

**Breakdown of productivity gains (in €m)**

| | H1 2006 | H1 2007 |
|---|---|---|
| Purchasing | 61 | 47 |
| Lean Manufacturing | 26 | 27 |
| Rebalancing | 30 | 33 |
| Other plans | 31 | 19 |
| **Gross industrial productivity** | **148** | **126** |
| ***as % of products' cost of sales**** | ***4.6%*** | ***3.6%*** |

** Excluding cost of sales for services and related businesses*


Schneider
Electric

# Solid profit growth across regions and businesses
# Investments in Asia Pacific and turnaround of Critical Power

| | Breakdown by region | | | | Breakdown by business | | |
|---|---|---|---|---|---|---|---|
| | Europe | North America | Asia-Pacific | Rest of world | Electrical Distribution | Automation & Control | Critical Power** |
| *Sales breakdown* | *46%* | *28%* | *18%* | *8%* | *57%* | *29%* | *14%* |
| **EBITA* (€m)** | 585<br>*+23%* | 325<br>*+14%* | 162<br>*+5%* | 103<br>*+24%* | 739<br>*+15%* | 313<br>*+11%* | 123<br>*+76%* |
| **EBITA Margin*** | 15.3%<br>*+0.7pt* | 14.2%<br>*+1.0pt* | 11.0%<br>*-1.0pt* | 15.3%<br>*+1.0pt* | 15.6%<br>*-0.2pt* | 13.0%<br>*+0.1pt* | 11.0%<br>*+4.0pts* |

* *Compared to H1 2006 EBITA including APC on a proforma basis since February 15, 2006*
** *Including MGE Small Systems business*


Schneider
Electric

# Solid cash generation

| Uses and sources of cash in €m | H1 2007 | LTM |
|---|---|---|
| **Opening net debt** | **(1,835)** | **(2,214)** |
| **Operating cash flow** | **1,033** | **2,030** |
| Capital expenditure – net | (298)* | (530) |
| Change in operating working capital | (454) | (481) |
| Change in non-operating working capital | (4) | 75 |
| **Free cash flow** | **277** | **1,094** |
| Dividends | (668) | (668) |
| Acquisitions | (4,322) | (4,853) |
| Capital increase | 1,057 | 1,103 |
| Other | (167)** | (120) |
| **Increase in net debt** | **(3,823)** | **(3,444)** |
| **Net debt at June 30** | **(5,658)** | **(5,658)** |

* *Including R&D capitalization of €63m*
** *Including bridging investment for APC financing of -€189m*


Schneider
Electric

# Increase of working capital requirements in a context of strong demand and with the impact of APC



WCR components in days of sales
Days of Receivables
H1 2006
67.4
H1 2007*
-1.4
Days of Inventories
H1 2006
46.1
H1 2007*
+5.3
Days of Payables
H1 2006
46.8
H1 2007*
-1.5
WCR in % of sales
23.8%
APC impact
22.5%
21.2%
H1 2006
H1 2007*


* Including APC consolidation on a 4.5 months period

Schneider Electric

# Improvement of ROCE on a comparable basis

## Analysis of change in return on capital employed (in €m)

*EBITDA (LTM)*

H1 2006* 2,402 +12%
H1 2007 2,693

*EBITA (LTM)*

H1 2006* 1,892 +18%
H1 2007

*Capital Employed***

H1 2006* 13,676 +8%
H1 2007

*Cash ROCE*
*After tax EBITDA / Capital Employed**

H1 2006* 12.5% +0.6pt
H1 2007 13.1%

*ROCE*
*After tax EBITA / Capital Employed**

H1 2006* 9.9% +1.0pt
H1 2007

*Cash ROE*
*Operating cash flow / Shareholders' equity*

H1 2006* 19.8% +0.7pt
H1 2007

* *Including APC on a proforma basis since February 15, 2006*
** *Capital employed = shareholders' equity + net debt + provisions*


Schneider
Electric

# Releveraged balance sheet supported by solid cash generation

## Financial ratios in €m

| | 2006 | 2006 Including APC* | H1 2007 |
|---|---|---|---|
| Consolidated shareholders' equity | 8,838 | 9,816 | 9,881 |
| Net debt | 1,835 | 5,109 | 5,658 |
| Net debt-to-equity ratio | 21% | 52% | 57% |
| Interest coverage (EBITDA / Debt costs) | 24x | Na | 12x |
| Operating cash flow / net debt | 105% | 38% | 36% |
| Funds from operations / net debt** | 66% | 31% | 31% |

** Including APC acquisition at December 31, 2006 and after capital increase on a pro forma basis*
*** S&P definition*


Schneider
Electric

# Progress of APC integration



Schneider Electric

# Key priorities of the business unit since APC acquisition

➔ **Growth: Ensure customers loyalty and create enthusiasm**

- Customer information every week from Day 1
- Sales conferences combining APC and MGE forces in Weeks 8 & 14
- IBM Green Data Center alliance

➔ **People: Set-up a unified organization on a common vision**

- Executive team appointed on Day 5
- Combined organization rolled-out in ~60 days
- Leverage of APC and MGE specific skills, cross-training on offers

APC | MGE

Critical Power and Cooling Services



➔ **Efficiency: Launch and monitor integration plans**

- Action plans defined around key value drivers
- Turnaround of Large Systems in progress
- Quick wins identified and secured: commercial terms & conditions, administrative costs, IT infrastructure, consolidation of commercial offices, …


Schneider
Electric

# Main action plans in progress along key value drivers

| | Leverage Home & Distributed | Turnaround Enterprise & Systems | Deploy Projects & Services | Boost Management Software |
|---|---|---|---|---|
| | Accelerated product roadmap<br>BRIC countries presence | Unprofitable products lines<br>Common R&D program | Installed base maintenance<br>Projects delivery | A new line of business<br>A key differentiator |
| **Deliver full data center solution** | Total data center solution with Schneider Electric | | | |
| **Ensure customer satisfaction** | Commercial coverage | Quality & processes | On-Time delivery | Customer centric |
| **Improve supply chain** | Stranded capacity | Distribution centers optimization | SKUs reduction | Supply/Demand optimization |
| **Capture synergies** | Purchasing productivity | R&D optimization | Administrative expenses | Commercial alignment |


Schneider
Electric

# Strong increase in Critical Power & Cooling Services results

## APC-MGE results

| (in $m) | H1 2006 Proforma* | H1 2007 Proforma* | % chg |
|---|---|---|---|
| **Sales** | **1,337** | **1,659** | **+24%** |
| *Organic growth* | | | *+17%* |
| **Gross Profit** | **464** | **618** | **+33%** |
| *Gross Margin %* | *34.7%* | *37.3%* | *+2.6pts* |
| **Operating Expenses** | **392** | **438** | |
| **EBITA before restructuring**** | **72** | **180** | **x2.5** |
| *Margin %* | *5.4%* | *10.9%* | *+5.5pts* |
| **EBITA***** | **71** | **156** | |
| *Margin %* | *5.3%* | *9.4%* | |

* *On a 6-month basis without MGE Small Systems business*
** *Excluding restructuring costs ($24m in H1 2007)*
*** *Operating income before amortization of purchase accounting intangibles*


Schneider
Electric

# Strong growth prospects

## ➾ Solid growth for all lines of business in H1

| | % of sales | Organic Growth | Trend | Comments |
|---|---|---|---|---|
| "Home & Distributed" | 45% | 5% | ⇨ | US Channels restructuring<br>Termination of unprofitable products lines |
| "Enterprise" + "Services" | 52% | 27% | ⬀ | Strong demand for both APC and MGE value propositions |
| "Management Software" | 3% | 21% | ⬀ | A key differentiator with strong growth potential |

## ➾ Very attractive long-term growth drivers

- Gartner Research: 70% of data centers managers recently said power and/or cooling issues are now their single largest problem
- Energy Efficiency is common issue across applications and businesses


Schneider
Electric

# Strong improvement of APC performance and first effects from synergies



Analysis of Critical Power & Cooling Services
EBITA increase (in $m)
72
+87
+16
+5
180
H1 2006
ex-APC
ex-MGE
Synergies
H1 2007


- Strong improvement for ex-APC: Large Systems turnaround
- Solid performance for ex-MGE after carve out of 0-10 KVA business
- $5m synergies "in the bank" after 3.5 months



Schneider
Electric

# APC performance improvement driven by a few key factors

**➾ Pricing / Mix**

- Strong price management
- Stringent project selection
- Mix impact (Enterprise vs H&D)
- Unprofitable product line termination

**➔ Productivity / Raw materials**

- Improved productivity / logistics
- Transfer to low cost countries
- Impact of lead cost increase

**➔ Support function costs**

- Headcount reduction
- G&A synergies (shared services, IT infrastructure, insurance, etc.)

**APC results**

| $m | H1 2007 Proforma | % chg |
|---|---|---|
| **Sales** | **1,245** | **+20%** |
| *Organic growth* | | *+14%* |
| **EBITA before restructuring*** | 132 | x3.3 |
| *Margin %* | *10.6%* | *+6.7pts* |
| **EBITA** | **122** | |
| *Margin %* | *9.8%* | |

* *Excluding restructuring costs of $10m in H1 2007*


Schneider
Electric

# Update on synergies

➔ **Definition of key action plans along:**

**4 value drivers**
- Leverage Home & Distributed
- Turnaround Enterprise & Systems
- Improve supply chain
- Deliver full data center solution

**3 transversal work streams**
- Set-up Integration backbone
- Optimize commercial & marketing
- Optimize support functions

➔ **Synergy targets on track**
- 44 detailed roadmaps launched
- 19 additional roadmaps to be finalized by September
- 78% of 2007-2009 cumulated synergies of 341m$ allocated
- Confirmation of 2011 annual synergy target of 220m$



Synergies ramp-up (in $m)
63
112
166
341
78%
2007
2008
2009
Aggregate
Allocated to date




Schneider
Electric

# Outlook




Schneider
Electric

# Outlook

**Assuming current economic conditions,**

**Schneider Electric revises upwards its target**

**and anticipates a 2007 organic sales growth above 10%**


Schneider
Electric

# Contacts and Calendar

Alexandre Brunet - Investor Relations Officer
alexandre.brunet@schneider-electric.com

Grégoire Rougnon - Investor Relations Manager
gregoire.rougnon@schneider-electric.com

☎: +33 (0)1 41 29 87 50
www. schneider-electric.com

| October 23 | 3rd Quarter 2007 Sales | 9:30 Conference Call |
|---|---|---|


Schneider
Electric

# *Building a New Electric World*




Schneider
Electric



END